Exhibit 99.1

Deutsche Bank

# Earnings Report as of September 30, 2021

Contents

Group results 3

Segment results 8

Consolidated balance sheet 15

Strategy 17

Outlook 21

Risks and opportunities 24

Risk information 28

Additional information 41

Management and Supervisory Board 41

Capital expenditures and divestitures 41

Events after the reporting period 41

Basis of preparation/impact of changes in accounting principles 42

Impact of COVID-19 46

Impact of Deutsche Bank’s transformation 47

Total net revenues 49

Earnings per common share 49

Consolidated statement of comprehensive income 50

Provisions 51

Non-GAAP financial measures 52

Imprint 62

Page intentionally left blank for SEC filing purposes

Group results

Group profit before tax was €   509   million in the third quarter of 2021, a 3   % year on year rise after recognizing a further €   583   million in transformation charges. Adjusted profit before tax, which excludes transformation related effects and specific revenue items, rose 32   % year on year to €   1.1   billion and net income in the quarter decreased 5   % year on year to €   300   million.

Transformation charges recognized in the quarter consisted predominantly of technology-related items, including approximately €   450   million relating to a contract settlement and software impairments, principally triggered by the Group’s migration to the cloud.

90 % of the total transformation related effects anticipated through year-end 2022 are now fully recognized. Deutsche Bank reaffirmed its intention to recognize most of the remaining transformation related effects by year-end 2021.

Third quarter profit before tax and adjusted profit before tax include an impact of € 98 million, predominantly in foregone revenues, from the ruling in April 2021 by the German Federal Court of Justice (‘BGH ruling’) requiring active customer consent for pricing changes on current accounts. This impact is expected to be considerably lower from the fourth quarter of 2021 onwards, as approximately two-thirds of the accounts affected now have the necessary consent agreements in place. These will become effective in the fourth quarter.

For the first nine months of 2021, profit before tax was € 3.6 billion, despite € 798 million in transformation charges and €   324   million relating to the BGH ruling. The year-to-date impact of the BGH ruling comprised € 192 million in foregone revenues and € 131 million in litigation provisions. In the first nine months of 2020, profit before tax was € 781 million after €   283   million in transformation charges. Adjusted profit before tax, which excludes transformation related effects and specific revenue items but includes the impact of the BGH ruling, was € 4.5 billion, up from € 1.5 billion in the prior year period.

Net income was € 2.4 billion in the first nine months, up more than five-fold from € 397 million in the prior year period. Post-tax return on average shareholders’ equity was 4.7%, up from 0.1 % in the same period of 2020, while post-tax return on average tangible equity (RoTE) was 5.3%, up from 0.1 % in the prior year period. Adjusted post-tax RoTE was 7.1%.

The four core businesses contributed to growth in nine-month post-tax RoTE as follows:

  Corporate Bank: 7.0%, up from 3.2 % year on year;
  Investment Bank: 13.5%, up from 10.6%;
  Private Bank: 2.7%, up from negative 1.8%;
  Asset Management: 28.3%, up from 20.3%.

Group cost/income ratio was 81%, down from 88 % in the first nine months of 2020.

Core Bank: profit up 79 % in the first nine months of 2021

In the Core Bank, which excludes the Capital Release Unit, profit before tax was € 853 million in the third quarter, in line with €   922   million the third quarter of 2020, despite € 570 million in transformation charges, up from € 66 million in the prior year quarter. Adjusted profit before tax was up 18 % year on year to € 1.4 billion. Post-tax RoTE was 3.6 % in the quarter, while adjusted post-tax RoTE was 7.1%.

For the first nine months, Core Bank profit before tax rose 79 % year on year to € 4.6 billion and adjusted profit before tax was €   5.5   billion, up 76%. Post-tax RoTE was 8.0%, up from 4.2 % in the prior year period, compared to the Core Bank’s 2022 reported post-tax RoTE target of above 9%. Adjusted post-tax RoTE was 9.9%.

Capital Release Unit: continued bottom line improvement and portfolio reduction

The Capital Release Unit reported a loss before tax of € 344 million in the quarter, a loss reduction of 19   % versus the third quarter of 2020. This improvement was driven primarily by a 19   % reduction in noninterest expenses to € 312 million.

The Capital Release Unit maintained progress on portfolio reduction during the third quarter. Leverage exposure was reduced from €   71   billion to € 61 billion, primarily driven by continued portfolio reduction actions and transfers of Prime Finance client relationships. Deutsche Bank aims to meet or exceed its year-end 2022 leverage exposure reduction target of € 51 billion by year-end 2021. RWAs were further reduced to € 30 billion, already ahead of the year-end 2022 target of € 32 billion.

In the first nine months, the Capital Release Unit reported a loss before tax of € 1.0 billion, a loss reduction of 43 % versus the €   1.8   billion loss in the first nine months of 2020. This improvement was driven largely by a 32 % reduction in noninterest expenses to € 1.1 billion, and a 37 % year on year reduction in adjusted costs ex-transformation charges to €   901   million, down from € 1.4 billion the first nine months of 2020.

Since the third quarter of 2020, the Unit has reduced leverage exposure by 32 % from € 90 billion to € 61 billion, and RWAs by 23   % from € 39 billion to € 30 billion.

Revenues: resilience in core businesses

Group net revenues were € 6.0 billion in the third quarter, up 1 % year on year despite continued normalizing markets, low interest rates and € 96 million in foregone revenues from the BGH ruling. Core Bank net revenues were € 6.0 billion, up 1%.

For the first nine months, Group net revenues were € 19.8 billion, up 7%, and Core Bank net revenues were also €   19.8   billion, up 6%.

Third quarter revenue development in Deutsche Bank’s core businesses was as follows:

  Corporate Bank net revenues were € 1.3 billion, stable year-on-year. Business growth and deposit re-pricing offset interest rate headwinds and a year on year decline of € 59 million in items episodic in nature, which comprise portfolio rebalancing actions, recoveries related to credit protection and other one-time effects. Excluding episodic items, revenues were up slightly and no specific items affected revenues in the period. By quarter end, accounts with deposits of € 94 billion were covered by charging agreements, up from € 88 billion in the second quarter, and contributing € 96 million in quarterly net revenues. Loan growth was € 3 billion in the quarter. Nine-month net revenues were € 3.8 billion, down 3 % year on year and essentially flat excluding items episodic in nature and currency translation effects.
  Investment Bank net revenues were € 2.2 billion, down 6 % year on year. Revenues in Fixed Income & Currencies (FIC) were down 12 % at € 1.6 billion. Significantly higher revenues in Financing were offset by declines in Credit, Rates and Foreign Exchange revenues as solid levels of client activity were more than offset by normalizing market conditions and lower volatility. Emerging Market revenues were higher, driven by performance across regions. Origination & Advisory revenues were up 22 % year on year at € 648 million, reflecting growth across Debt Origination, Equity Origination and Advisory. Nine-month net revenues were € 7.7 billion, up 4 % year on year. For the first nine months, Deutsche Bank ranked No. 1 in Origination & Advisory in Germany with a share of 8.7% (source: Dealogic). Deutsche Bank was named Best Investment Bank in Western Europe by The Banker magazine in its 2021 Investment Banking Awards.
  Private Bank net revenues were € 2.0 billion, down 2 % year on year. Revenues were stable excluding specific items and €   94 million in foregone revenues arising from the BGH ruling. Revenues in the Private Bank Germany were down 6%, and up 1 % if adjusted for the impact of the BGH ruling, while revenues in the International Private Bank were up 6%, and up 1   % excluding specific items. New business volumes were € 9 billion, including € 5 billion in net inflows of investment products and € 3 billion in net new client loans. Nine-month net revenues were € 6.2 billion, up 1 % year on year, despite a €   188 million impact from the BGH ruling. Year to date new business volumes were € 38 billion, above the Private Bank’s full-year 2021 target of € 30 billion, including net inflows of investment products of € 22 billion and net new client loans of €   11 billion.
  Asset Management net revenues were € 656 million, up 17 % year on year and the highest for seven quarters, driven primarily by a rise in management fees to the highest level for over six years. This was driven by six consecutive quarters of net inflows and market performance in a supportive market environment. Net inflows were € 12 billion, reflecting contributions across all asset pillars, and included € 5 billion in environmental, social and governance (ESG) assets, the highest quarterly ESG inflows of 2021 to date. Net inflows, together with a positive impact from currency movements, drove assets under management up by € 21 billion to a record € 880 billion. Since the third quarter of 2020, assets under management have grown by € 121 billion including net inflows of € 46 billion. For the first nine months, net revenues were up 18   % to € 1.9 billion while net inflows were € 33 billion, including ESG net inflows of € 13 billion.

Further progress toward completing recognition of transformation charges

Noninterest expenses rose 4 % to € 5.4 billion in the quarter, including € 583 million in transformation charges. These were driven primarily by a contract settlement and software impairments, principally triggered by Deutsche Bank’s migration to the cloud. Both of these are expected to reduce run-rate costs in future quarters. Adjusted costs ex-transformation charges were down 3   % to € 4.7 billion in the quarter.

Deutsche Bank’s workforce was 84,512 full-time equivalents (FTEs) at the end of the quarter, up by 715 versus the second quarter. Selective hiring to support business growth and internalization of contract staff were largely offset by workforce reduction measures and other departures, while the quarter-on-quarter FTE increase predominantly reflected the annual arrival of new graduate hires during the quarter. Since the end of the prior year period, the workforce has been reduced by just under 2,500 full-time equivalents despite selective hiring, internalizations and graduate hires.

For the first nine months, noninterest expenses were € 15.9 billion, down 2 % despite a near-threefold year on year increase in transformation charges to € 798 million. Adjusted costs ex-transformation charges were € 14.6 billion, down 4 % year on year.

Credit provisions remain significantly below prior year

Provision for credit losses was € 117 million in the quarter, down 57 % year on year, reflecting a supportive credit environment, high quality loan book and strict risk discipline. Provision for non-performing loans (Stage 3) was € 199 million, down 51   % year on year. This was partly offset by net releases of € 82 million of provision for performing loans (Stage 1 and 2) driven by a more stable macro-economic outlook.

For the first nine months, provision for credit losses was down 83 % year on year to € 261 million, or 8 basis points of average loans on an annualized basis, down from 47 basis points in the first nine months of 2020.

Conservative capital and balance sheet management

The Common Equity Tier 1 (CET   1) capital ratio was 13.0 % at the end of the quarter, in line with previous guidance, down from 13.2   % at the end of the second quarter. This development mainly reflects higher RWAs due to methodology changes driven by regulation, as expected, together with RWA increases related to client-related activity. The latter were largely offset by a reduction in Operational Risk RWAs arising from improvements in the bank’s risk profile. As at the end of the third quarter, CET   1 capital reflected deductions for common share dividends of € 641 million.

The Leverage Ratio (fully loaded) remained stable at 4.8 % in the quarter, reflecting continued progress on leverage exposure reduction in the Capital Release Unit offset by currency translation effects. On a phase-in basis, the leverage ratio was 4.9%.

Liquidity reserves were € 249 billion in the quarter, versus € 254 billion at the end of the previous quarter, including High Quality Liquid Assets of € 217 billion. The Liquidity Coverage Ratio was 137%, above the bank’s target of 130%, and preliminary Net Stable Funding Ratio was 123 % in the quarter, above the Group’s target range of 115-120   % and with a surplus of € 109 billion above required levels.

Sustainable Finance: full year 2021 target exceeded after € 27 billion in third quarter volumes

Cumulative environmental, social and governance (ESG)-related financing and investment volumes reached €   125   billion excluding DWS since the beginning of 2020. This exceeds Deutsche Bank’s target of at least € 100 billion by year-end 2021, on a path to the Group’s target of at least € 200 billion by year-end 2023.

Third quarter ESG-related financing and investment volumes were € 27 billion excluding DWS, in line with the record levels of the previous quarter. The Group’s businesses contributed as follows:

  Corporate Bank : € 3 billion in sustainable financing, raising the Corporate Bank’s cumulative total to €   18   billion;
  Investment Bank : € 17 billion in sustainable financing and capital market issuance, bringing the Investment Bank’s cumulative total to € 73 billion. In 2021 to date, Deutsche Bank ranked top-five globally in ESG-related debt and sustainability-linked bond issuance as measured by fees, up from 8th in the full year 2020 (Source: Dealogic);
  Private Bank : € 5 billion growth in ESG assets under management and a further € 1 billion in new client lending, raising the business’s cumulative total to € 34 billion

Progress in the businesses during the quarter included:

  Acting as bookrunner on four of the six largest ESG bond issues of the quarter as measured by face value (source: Dealogic);
  Leading three inaugural sovereign green bonds, notably a £ 10 billion issue for the UK Debt Management Office, a €   5   billion inaugural green bond for the Kingdom of Spain;
  Executing the Group’s first green repurchase agreement, raising £ 20 million;
  Raising $ 200 million through the Group’s first green Formosa Bond, which will help fund renewable energy projects and energy efficiency improvements;
  The Corporate Bank further expanded its offering for the German Mittelstand and built out its capability to structure sustainability-linked loans in this segment.
  The Private Bank Germany introduced Blue Economy funds to build resilience in regions most vulnerable to ocean risk.

Deutsche Bank underwent a “Sustainable Procurement Maturity Review” for the first time by EcoVadis and was rated “proactive”. The Group also defined a path to 100 % renewable electricity usage for its own operations by 2024 via the use of Energy Attribute Certificates.

Cumulative ESG volumes include sustainable financing (flow) and investments (stock) in the Corporate Bank, Investment Bank and Private Bank from January 1, 2020 to date, as set forth in Deutsche Bank’s Sustainability Deep Dive of May 20, 2021. Products in scope include capital market issuance (bookrunner share only), sustainable financing and period-end assets under management. Cumulative volumes and targets do not include ESG assets under management within DWS, which are reported separately by DWS.

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,255	1,255	1	0	3,798	3,920	(122)	(3)
Investment Bank (IB)	2,227	2,364	(137)	(6)	7,718	7,394	324	4
Private Bank (PB)	1,999	2,036	(37)	(2)	6,195	6,162	32	1
Asset Management (AM)	656	563	93	17	1,919	1,631	288	18
Capital Release Unit (CRU)	(36)	(36)	0	(1)	21	(159)	181	N/M
Corporate & Other (C&O)	(106)	(231)	125	(54)	136	(438)	574	N/M
Total net revenues	5,995	5,950	45	1	19,786	18,510	1,276	7
Provision for credit losses	117	273	(156)	(57)	261	1,540	(1,279)	(83)
Noninterest expenses:
Compensation and benefits	2,520	2,663	(142)	(5)	7,703	7,997	(294)	(4)
General and administrative expenses	2,840	2,336	504	22	8,128	7,810	318	4
Impairment of goodwill and other intangible assets	3	0	3	N/M	3	0	3	N/M
Restructuring activities	5	185	(179)	(97)	107	382	(274)	(72)
Total noninterest expenses	5,369	5,183	186	4	15,941	16,189	(248)	(2)
Profit (loss) before tax	509	494	15	3	3,584	781	2,803	N/M
Income tax expense (benefit)	208	177	32	18	1,203	384	819	N/M
Profit (loss)	300	317	(17)	(5)	2,381	397	1,984	N/M
Profit (loss) attributable to noncontrolling interests	23	31	(8)	(26)	92	87	5	6
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	277	286	(9)	(3)	2,289	310	1,979	N/M
Profit (loss) attributable to additional equity components	112	96	16	16	308	286	21	8
Profit (loss) attributable to Deutsche Bank shareholders	166	191	(25)	(13)	1,982	24	1,957	N/M

Common Equity Tier 1 capital ratio	13.0%	13.3%	(0.3) ppt	N/M	13.0%	13.3%	(0.3) ppt	N/M
Leverage ratio (fully loaded)	4.8%	4.4%	0.3 ppt	N/M	4.8%	4.4%	0.3 ppt	N/M
Leverage ratio (phase-in)	4.9%	4.5%	0.3 ppt	N/M	4.9%	4.5%	0.3 ppt	N/M
Loans (gross of allowance for loan losses, in € bn)1	457	432	25	6	457	432	25	6
Deposits (in € bn)1	586	575	12	2	586	575	12	2
Assets under Management (in € bn)1	1,435	1,250	185	15	1,435	1,250	185	15
Employees (full-time equivalent)1	84,512	86,984	(2,472)	(3)	84,512	86,984	(2,472)	(3)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end

Core Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues:
Corporate Bank (CB)	1,255	1,255	1	0	3,798	3,920	(122)	(3)
Investment Bank (IB)	2,227	2,364	(137)	(6)	7,718	7,394	324	4
Private Bank (PB)	1,999	2,036	(37)	(2)	6,195	6,162	32	1
Asset Management (AM)	656	563	93	17	1,919	1,631	288	18
Corporate & Other (C&O)	(106)	(231)	125	(54)	136	(438)	574	N/M
Total net revenues	6,031	5,986	44	1	19,765	18,669	1,096	6
Provision for credit losses	121	266	(145)	(55)	297	1,490	(1,194)	(80)
Noninterest expenses:
Compensation and benefits	2,498	2,620	(122)	(5)	7,606	7,856	(251)	(3)
General and administrative expenses	2,549	1,997	552	28	7,155	6,379	777	12
Impairment of goodwill and other intangible assets	3	0	3	N/M	3	0	3	N/M
Restructuring activities	8	183	(175)	(96)	109	379	(270)	(71)
Total noninterest expenses	5,057	4,799	258	5	14,873	14,615	259	2
Noncontrolling interests	0	0	0	N/M	0	0	(0)	N/M
Profit (loss) before tax	853	922	(69)	(7)	4,595	2,564	2,031	79

Total assets (in € bn)1	1,174	1,150	24	2	1,174	1,150	24	2
Loans (gross of allowance for loan losses, in € bn)1	454	429	25	6	454	429	25	6
Employees (front office full-time equivalent)1	84,123	86,486	(2,363)	(3)	84,123	86,486	(2,363)	(3)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Segment results

Corporate Bank (CB)

Profit before tax grew 57 % year on year to € 292 million in the third quarter, the Corporate Bank’s highest quarterly profit before tax since the launch of Deutsche Bank’s transformation programme in 2019. Adjusted profit before tax rose by 33   % to €   317   million. Post-tax RoTE was 7.8%, up from 5.1 % in the prior year quarter.

Net revenues were € 1.3 billion in the quarter, stable year on year, but slightly higher excluding items episodic in nature which were € 59 million lower year on year, due to materially lower portfolio rebalancing actions and recoveries related to credit protection. No specific items impacted revenues in the quarter. The Corporate Bank more than offset interest rate headwinds with business initiatives and further progress on charging agreements, which covered accounts with a value of €   94   billion by the end of the quarter, up from € 88 billion at the end of the previous quarter. Deposit re-pricing contributed net revenues of €   96   million during the quarter.

Corporate Treasury Services net revenues were € 755 million, up 1 % year on year, as charging agreements and other business initiatives more than offset interest rate headwinds, lower portfolio rebalancing items and lower recoveries related to credit protection. Institutional Client Services net revenues were € 326 million, up 2 % year on year, driven by underlying business performance. Business Banking net revenues were € 174 million, down 6 % year on year, as interest rate headwinds more than offset business growth and progress on charging agreements.

Noninterest expenses were € 973 million, 5 % lower year on year, mainly driven by lower restructuring and severance and litigation charges. Adjusted costs ex-transformation charges were € 947 million, down 1 % year on year.

Provision for credit losses was a € 10 million release in the quarter, compared to a provision of € 41 million in the prior year quarter, driven by continued low impairments and releases of Stage 1 and Stage 2 provisions.

For the first nine months, profit before tax doubled to € 772 million. Adjusted profit before tax rose by 76 % year on year to €   862   million. This increase was primarily driven by lower credit loss provisions and lower litigation charges, partly offset by a slight decline in revenues. These were lower due to a year-on-year decline of € 86 million in items episodic in nature including portfolio rebalancing actions, recoveries related to credit protection and other one-time effects, together with currency translation effects. No specific items affected revenues in the period. Post-tax RoTE rose to 7.0%, up from 3.2 % in the first nine months of 2020.

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	755	750	5	1	2,301	2,387	(86)	(4)
Institutional Client Services	326	320	7	2	952	969	(18)	(2)
Business Banking	174	185	(10)	(6)	545	564	(18)	(3)
Total net revenues	1,255	1,255	1	0	3,798	3,920	(122)	(3)
Of which:
Net interest income	645	705	(60)	(9)	1,895	2,230	(335)	(15)
Commissions and fee income	550	506	44	9	1,630	1,548	82	5
Remaining income	61	44	17	39	273	143	131	92
Provision for credit losses	(10)	41	(51)	N/M	(50)	291	(341)	N/M
Noninterest expenses:
Compensation and benefits	352	353	(1)	(0)	1,067	1,055	12	1
General and administrative expenses	614	651	(37)	(6)	1,985	2,158	(173)	(8)
Impairment of goodwill and other intangible assets	3	0	3	N/M	3	0	3	N/M
Restructuring activities	4	25	(20)	(82)	21	30	(9)	(29)
Total noninterest expenses	973	1,028	(55)	(5)	3,076	3,243	(166)	(5)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	292	185	106	57	772	387	386	100

Total assets (in € bn)1	251	246	5	2	251	246	5	2
Loans (gross of allowance for loan losses, in € bn)1	119	115	5	4	119	115	5	4
Employees (front office full-time equivalent)1	13,577	13,544	33	0	13,577	13,544	33	0

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Investment Bank (IB)

Profit before tax was € 861 million in the quarter and Post-Tax RoTE was 9.7%, both lower year on year. This was driven by a decline in revenues compared to the very strong levels of the prior year quarter, which more than offset year on year reductions in noninterest expenses and provision for credit losses.

Third quarter net revenues were € 2.2 billion, down 6 % year on year. This reflected continued normalization of market conditions in trading businesses, partly offset by revenue growth in Financing and Origination & Advisory.

Fixed Income & Currency (FIC) Sales & Trading net revenues were € 1.6 billion, down 12 % year on year. Strong growth in Financing revenues was more than offset by year on year declines in Rates, Foreign Exchange and Credit Trading revenues, reflecting further normalization of trading market conditions and lower levels of volatility, despite solid client activity. Emerging Markets revenues were higher year on year, driven by improved performance across regions.

Origination & Advisory net revenues were € 648 million, up 22 % year on year. Debt Origination revenues were higher, as strong market activity drove significant growth in Leveraged Debt Capital Market revenues which more than offset normalized Investment Grade Debt issuance. Equity Origination revenues were higher, driven by deSPAC activity and share gains in Initial Public Offerings. Advisory revenues were also significantly higher, reflecting continued growth in M&A activity.

Noninterest expenses were € 1.3 billion for the quarter, down 1 % year on year, while adjusted costs ex-transformation charges were down 3%.

Provision for credit losses was € 37 million in the quarter, or 19 bps of average loans on an annualized basis, down from €   53   million in the third quarter of 2020. Low levels of provisioning benefited from recoveries of COVID-19-related impairments.

For the first nine months, profit before tax rose 32 % to € 3.4 billion, while adjusted profit before tax grew by 35 % to €   3.5   billion. Profit growth was driven by a 4 % rise in nine-month net revenues to € 7.7 billion and a 94 % reduction in provision for credit losses to € 39 million. These more than offset a 3 % rise in nine-month noninterest expenses to € 4.3 billion which largely reflected a rise in bank levy allocations versus the prior year period. Post-tax RoTE was 13.5%, up from 10.6 % in the prior year period.

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,585	1,805	(220)	(12)	5,865	5,686	179	3
Debt Origination	416	372	44	12	1,200	1,185	14	1
Equity Origination	114	95	19	20	427	230	197	86
Advisory	118	65	53	82	299	169	130	77
Origination & Advisory	648	531	117	22	1,926	1,585	342	22
Other	(5)	29	(34)	N/M	(73)	124	(197)	N/M
Total net revenues	2,227	2,364	(137)	(6)	7,718	7,394	324	4
Provision for credit losses	37	53	(17)	(31)	39	660	(621)	(94)
Noninterest expenses:
Compensation and benefits	521	562	(41)	(7)	1,587	1,609	(22)	(1)
General and administrative expenses	821	791	30	4	2,697	2,535	163	6
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	4	(4)	N/M	12	19	(7)	(38)
Total noninterest expenses	1,342	1,357	(15)	(1)	4,296	4,162	134	3
Noncontrolling interests	(12)	(0)	(12)	N/M	(13)	5	(18)	N/M
Profit (loss) before tax	861	954	(93)	(10)	3,396	2,567	829	32

Total assets (in € bn)1	596	592	4	1	596	592	4	1
Loans (gross of allowance for loan losses, in € bn)1	80	73	7	10	80	73	7	10
Employees (front office full-time equivalent)1	7,359	7,448	(89)	(1)	7,359	7,448	(89)	(1)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Private Bank (PB)

The Private Bank reported a profit before tax of € 158 million and an adjusted profit before tax of € 181 million in the third quarter of 2021.

Net revenues were € 2.0 billion, down 2%, reflecting the aforementioned € 94 million of foregone revenues due to the BGH ruling, partly offset by € 34 million higher revenues related to Sal. Oppenheim workout activities. Revenues excluding the BGH impact and specific items remained stable compared to the prior year quarter. Ongoing headwinds from low interest rates were offset by continued business growth: net new business volumes were € 9 billion in the quarter, including net inflows into investment products of € 5 billion and net new client loans of € 3 billion.

The Private Bank Germany generated net revenues of € 1.2 billion, down 6%, and up 1 % versus the prior year quarter excluding the impact of the BGH ruling. Continued headwinds from deposit margin compression were compensated by growth in loan revenues and in fee income from investment products.

In the International Private Bank, net revenues were € 803 million, up 6 % year on year, or up 1 % if adjusted for Sal. Oppenheim workout activities. Sustained new business growth in investment products and loans, supported by hires of relationship managers in previous periods, more than offset continued headwinds from lower interest rates.

Assets under Management increased by € 6 billion in the quarter to € 541 billion, driven by net inflows of € 6 billion, mainly in investment products.

Noninterest expenses were € 1.7 billion, down 6 % versus the prior year quarter, partly reflecting a reduction in transformation related effects to € 64 million, down from € 191 million in the prior year period. Adjusted costs ex-transformation charges were €   1.7   billion, essentially flat as continued savings from transformation initiatives including workforce reductions were offset by higher technology spend, higher internal service cost allocations and increased costs relating to deposit protection schemes.

Provision for credit losses was € 92 million, 15 basis points of average loans and down 47 % year on year, benefiting from a release of a management overlay related to moratoria, tight risk discipline and a high-quality loan book.

For the first nine months, profit before tax was € 417 million, versus a loss before tax of € 114 million in the prior year period which was impacted by COVID-19 and higher charges related to the execution of strategic objectives. Adjusted profit before tax was € 561 million in the first nine months of 2021, up 90 % year on year, despite the negative impacts of more than €   300   million from the BGH ruling, driven by lower provision for credit losses and continued cost savings.

New business growth for the first nine months was € 38 billion, well ahead of the Private Bank’s full-year target of over €   30   billion and included € 22 billion in net inflows of investment products and € 11 billion in net new client loans.

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,196	1,276	(81)	(6)	3,741	3,818	(77)	(2)
International Private Bank	803	759	43	6	2,454	2,344	110	5
IPB Personal Banking1	224	228	(5)	(2)	681	650	31	5
Private Banking2 and Wealth Management	579	531	48	9	1,773	1,694	79	5
Total net revenues	1,999	2,036	(37)	(2)	6,195	6,162	32	1
Of which:
Net interest income	1,149	1,186	(38)	(3)	3,468	3,505	(37)	(1)
Commissions and fee income	735	741	(5)	(1)	2,361	2,265	96	4
Remaining income	114	109	6	5	365	392	(26)	(7)
Provision for credit losses	92	174	(82)	(47)	307	538	(231)	(43)
Noninterest expenses:
Compensation and benefits	692	728	(35)	(5)	2,093	2,194	(101)	(5)
General and administrative expenses	1,053	982	72	7	3,303	3,226	76	2
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	3	151	(148)	(98)	74	318	(243)	(77)
Total noninterest expenses	1,749	1,861	(112)	(6)	5,470	5,738	(268)	(5)
Noncontrolling interests	0	0	(0)	(93)	0	0	0	32
Profit (loss) before tax	158	0	157	N/M	417	(114)	531	N/M

Total assets (in € bn)3	308	283	25	9	308	283	25	9
Loans (gross of allowance for loan losses, in € bn)3	250	234	16	7	250	234	16	7
Assets under Management (in € bn)3	541	477	65	14	541	477	65	14
Net flows (in € bn)	6	5	1	28	27	11	15	136
Employees (front office full-time equivalent)3	28,927	30,684	(1,757)	(6)	28,927	30,684	(1,757)	(6)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 Including small businesses in Italy, Spain and India.

2 Including small & mid-caps in Italy, Spain and India.

3 As of quarter-end.

Asset Management (AM)

Profit before tax was € 193 million in the third quarter, up 18 % year on year, and post-tax RoTE was 26.6%. Adjusted profit before tax increased 16 % to € 198 million.

Net revenues were € 656 million, a 17 % increase over the prior year period, mainly reflecting growth in management fees driven by positive market developments and six consecutive quarters of net inflows.

Noninterest expenses were € 412 million in the third quarter, up 16 % year on year. Adjusted costs ex-transformation charges were €   406   million, up 17%. This increase mainly reflected higher variable compensation costs, higher asset servicing service costs driven by growth in Assets under Management and investments in growth initiatives. The cost/income ratio was 63   % in the quarter, in line with the prior year period.

Net inflows were € 12 billion in the third quarter, reflecting significant inflows across all three product pillars, Active, Passive and Alternatives, and all regions.

Assets under Management grew by € 21 billion during the quarter to a record € 880 billion, reflecting strong net inflows and supportive exchange rate movements, together with a slight positive impact from market developments.

For the first nine months of 2021, Asset Management reported a profit before tax of € 556 million, up 44 % versus €   387   million for the same period in 2020. The increase is mainly attributable to significant growth in revenues from management fees driven by favorable market developments and net inflows, as well as other revenues, due to a favorable year on year development in the fair value of guarantees and other mark-to-market valuations together with an increased contribution from DWS’s stake in the Chinese asset management company, Harvest Fund Management. Net inflows reached a record level of €   33   billion in the first nine months of 2021 and Assets under Management grew by € 87 billion during this period.

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues:
Management Fees	609	524	85	16	1,740	1,585	155	10
Performance and transaction fees	27	20	7	37	85	57	28	50
Other	20	18	1	6	93	(12)	104	N/M
Total net revenues	656	563	93	17	1,919	1,631	288	18
Provision for credit losses	(0)	2	(2)	N/M	1	2	(1)	(38)
Noninterest expenses:
Compensation and benefits	193	182	11	6	611	558	53	10
General and administrative expenses	219	173	46	27	599	559	40	7
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	(0)	N/M
Restructuring activities	(0)	(1)	0	(90)	2	10	(8)	(82)
Total noninterest expenses	412	354	58	16	1,212	1,127	85	8
Noncontrolling interests	51	44	7	16	149	114	34	30
Profit (loss) before tax	193	163	30	18	556	387	169	44

Total assets (in € bn)1	10	10	0	4	10	10	0	4
Assets under Management (in € bn)1	880	759	121	16	880	759	121	16
Net flows (in € bn)	12	11	1	N/M	33	17	16	N/M
Employees (front office full-time equivalent)1	4,041	3,882	159	4	4,041	3,882	159	4

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Capital Release Unit (CRU)

The Capital Release Unit reported a loss before tax of € 344 million in the quarter, significantly lower than the loss before tax of €   427   million in the prior year quarter. This improvement was driven primarily by lower noninterest expenses.

Noninterest expenses were € 312 million, a reduction of 19 % versus the prior year quarter, including lower service cost allocations and lower compensation and noncompensation costs. Adjusted costs ex-transformation charges declined by 27   % to €   244   million in the quarter.

Net revenues were € 36 million negative in the quarter, flat year on year, reflecting funding, risk management and the impacts of portfolio reduction, partly offset by positive revenues from Prime Finance cost recovery.

The Unit reduced leverage exposure by € 10 billion to € 61 billion in the quarter, due to continued progress in portfolio reduction together with Prime Finance reductions.

RWAs were reduced to € 30 billion at the end of the quarter, ahead of the Unit’s year-end 2022 target of €   32   billion, and comprising € 22 billion of Operational Risk RWAs and € 8 billion of Credit and Market Risk RWAs.

Since its inception after the second quarter of 2019, the Capital Release Unit has reduced leverage exposure by 76   % or €   188   billion and RWAs by 53 % or € 34 billion.

For the first nine months, the Capital Release Unit reported a loss before tax of € 1.0 billion, a reduction of 43   % versus the €   1.8   billion loss before tax in the first nine months of 2020. This improvement was driven largely by a 32   % year on year reduction in noninterest expenses to € 1. 1 billion, while adjusted costs ex-transformation charges were reduced by 37   % to €   901   million. Net revenues were € 21 million for the first nine months, an improvement of € 181 million versus the first nine months of 2020.

Capital Release Unit results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues	(36)	(36)	0	(1)	21	(159)	181	N/M
Provision for credit losses	(3)	7	(11)	N/M	(35)	50	(85)	N/M
Noninterest expenses:
Compensation and benefits	23	43	(21)	(48)	97	140	(43)	(31)
General and administrative expenses	292	339	(47)	(14)	972	1,431	(459)	(32)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(3)	2	(5)	N/M	(2)	3	(4)	N/M
Total noninterest expenses	312	384	(72)	(19)	1,068	1,574	(506)	(32)
Noncontrolling interests	0	0	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	(344)	(427)	83	(19)	(1,011)	(1,784)	772	(43)

Total assets (in € bn)1	153	238	(85)	(36)	153	238	(85)	(36)
Employees (front office full-time equivalent)1	389	498	(109)	(22)	389	498	(109)	(22)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Corporate & Other (C&O)

Corporate & Other reported a loss before tax of € 650 million in the third quarter of 2021, compared to a loss before tax of €   381   million in the prior year quarter.

Net revenues were negative € 106 million compared to negative € 231 million in the third quarter 2020. This was principally driven by a positive contribution of € 20 million in valuation and timing differences, mainly from cross currency funding structures and interest rate basis effects, compared to a negative contribution of € 165 million in the prior year period. Net revenues relating to funding and liquidity were negative € 47 million, versus negative € 24 million in the prior year quarter.

Noninterest expenses were € 581 million in the quarter, compared to € 199 million in the prior year quarter. The increase was primarily driven by € 495 million of transformation related expenses booked in Corporate & Other in the quarter, partly related to a contract settlement and software impairments, principally triggered by the Group’s migration to the cloud. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 94 million, versus € 107 million in the prior year quarter.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before taxes. These amounted to € 39 million in the quarter, compared to € 44 million in the prior year period, mainly related to DWS.

In the first nine months of 2021, C&O’s loss before tax was € 546 million, compared to a loss before tax of € 662 million in the prior year period. The decrease in the loss before tax was principally driven by a positive contribution from valuation and timing differences in the first nine months of 2021, compared to a negative contribution in the prior year period. This was partly offset by higher noninterest expenses.

Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %	Sep 30, 2021	Sep 30, 2020	Absolute Change	Change in %
Net revenues	(106)	(231)	125	(54)	136	(438)	574	N/M
Provision for credit losses	2	(5)	7	N/M	(1)	(1)	(0)	28
Noninterest expenses:
Compensation and benefits	741	795	(54)	(7)	2,248	2,442	(195)	(8)
General and administrative expenses	(160)	(599)	440	(73)	(1,429)	(2,101)	672	(32)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	3	(3)	N/M	(0)	3	(3)	N/M
Total noninterest expenses	581	199	382	193	818	344	474	138
Noncontrolling interests	(39)	(44)	5	(12)	(135)	(119)	(16)	14
Profit (loss) before tax	(650)	(381)	(269)	71	(546)	(662)	116	(18)
Employees (full-time equivalent)1	30,219	30,928	(709)	(2)	30,219	30,928	(709)	(2)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Consolidated balance sheet

Assets

in € m.	Sep 30, 2021	Dec 31, 2020
Cash and central bank balances	196,892	166,208
Interbank balances (without central banks)	7,570	9,130
Central bank funds sold and securities purchased under resale agreements	8,752	8,533
Securities borrowed	223	0
Financial assets at fair value through profit or loss
Trading assets	121,016	107,929
Positive market values from derivative financial instruments	277,160	343,493
Non-trading financial assets mandatory at fair value through profit and loss	81,179	76,121
Financial assets designated at fair value through profit or loss	134	437
Total financial assets at fair value through profit or loss	479,489	527,980
Financial assets at fair value through other comprehensive income	32,564	55,834
Equity method investments	1,081	901
Loans at amortized cost	451,985	426,691
Property and equipment	5,317	5,549
Goodwill and other intangible assets	6,725	6,725
Other assets1	129,074	110,360
Assets for current tax	1,060	986
Deferred tax assets	5,799	6,063
Total assets	1,326,532	1,324,961

Liabilities and equity

in € m.	Sep 30, 2021	Dec 31, 2020
Deposits	586,053	567,745
Central bank funds purchased and securities sold under repurchase agreements	2,077	2,325
Securities loaned	1,166	1,697
Financial liabilities at fair value through profit or loss
Trading liabilities	56,272	44,316
Negative market values from derivative financial instruments	264,214	327,775
Financial liabilities designated at fair value through profit or loss	59,389	46,582
Investment contract liabilities	557	526
Total financial liabilities at fair value through profit or loss	380,432	419,199
Other short-term borrowings	3,128	3,553
Other liabilities1	134,752	114,208
Provisions	2,507	2,430
Liabilities for current tax	798	574
Deferred tax liabilities	523	561
Long-term debt	147,961	149,163
Trust preferred securities	1,034	1,321
Total liabilities	1,260,430	1,262,777
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,493	40,606
Retained earnings	12,357	10,002
Common shares in treasury, at cost	(16)	(7)
Accumulated other comprehensive income (loss), net of tax	(723)	(1,118)
Total shareholders’ equity	57,402	54,774
Additional equity components	7,067	5,824
Noncontrolling interests	1,634	1,587
Total equity	66,102	62,184
Total liabilities and equity	1,326,532	1,324,961

1Includes non-current assets and disposal groups held for sale.

Movements in assets and liabilities

As of September 30, 2021, the total balance sheet of € 1.3 trillion marginally increased by € 1.6 billion (or 0.1%) compared to year-end 2020.

Cash, central bank and interbank balances increased by € 30.7 billion, primarily driven by proceeds from selected sales of financial assets at fair value through other comprehensive income of € 23.3 billion, as a result of our rebalancing of our strategic liquidity reserve in light of market conditions.

Loans at amortized cost increased by € 25.3 billion, primarily driven by Fixed Income & Currencies (FIC) financing in our Investment Bank, as well as a continued growth in German mortgages in our Private Bank and Corporate Treasury Services in our Corporate Bank.

Other assets increased by € 18.7 billion, mainly driven by increases in brokerage and securities related receivables by € 20.6 billion. This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels, partly offset by a decrease in cash margin receivables by €   11.7   billion, in line with decreasing derivative exposures. The seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 15.1 billion, driving the € 20.5 billion increase in other liabilities.

Trading assets and trading liabilities increased by € 13.1 billion and € 12.0 billion, respectively, respectively, mainly attributable to increased client demand and market opportunities towards the end of the third quarter.

Central bank funds sold, securities purchased under resale agreements and securities borrowed measured at amortized cost and under non-trading financial assets mandatory at fair value through profit and loss increased by € 7.6 billion, driven by higher client activity under current market conditions. Corresponding liabilities increased by € 11.5 billion, mainly attributable to market demands.

Deposits increased by € 18.3 billion, predominantly in our Corporate Bank, with Trust and Agency business as main contributor, as well as in our Private Bank due to lower consumer spending in the first half of the year.

These increases were more than offset by decreases in positive and negative market values of derivative financial instruments by € 66.3 billion and € 63.6 billion, respectively, predominantly in interest rates and foreign exchange products, primarily due to market movements.

The overall movement of the balance sheet included an increase of € 25.0 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. Dollar against the Euro. The effects of foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 were € 217.3 billion as of September 30, 2021, a € 4.7 billion increase from the €   212.6   billion as of December   31, 2020. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 31.2 billion as at the end of September   30, 2021, such that the Group’s total Liquidity Reserves were € 248.5 billion. The increase is primarily driven by additional participation in the ECB’s TLTRO and higher deposits, which was broadly offset by increased lending activity in Germany. The Liquidity Coverage Ratio was 137 % in the third quarter of 2021, a surplus to regulatory requirements of €   59   billion

Equity

Total equity as of September 30, 2021 increased by € 3.9 billion compared to December 31, 2020. This change was driven by a number of factors, including the profit reported for the period of € 2.4 billion, the issuance of additional equity components (Additional Tier 1 securities, treated as equity in accordance with IFRS) of € 1.25 billion on May 9, 2021, a positive impact from foreign currency translation of € 790 million, net of tax, mainly resulting from the strengthening of the U.S. dollar against the Euro, as well as remeasurement gains related to defined benefit plans of € 431 million, net of tax. This was partly offset by unrealized net losses of financial assets at fair value through other comprehensive income of € 365   million, net of tax and coupons paid on additional equity components of € 363 million.

.

Strategy

The following section provides an update on the progress of our strategy implementation in the third quarter of 2021 and should be read in conjunction with the Strategy section in the Combined Management Report provided in the Annual Report 2020.

Progress on strategy implementation

In the third phase of our strategic transformation, we continue to focus on efficiency, controls, and sustainable profitability. Given the continuous progress and our disciplined execution, we feel confident that we are materially on track to meet our 2022 financial and regulatory targets. The progress we have made so far has also been acknowledged by rating agencies. After Moody's upgrade of Deutsche Bank’s ratings in August 2021, Fitch followed in September 2021 and upgraded Deutsche Bank’s ratings as well, with both rating agencies maintaining their positive outlook for Deutsche Bank.

In the third quarter of 2021, we continued to facilitate sustainable finance and investments. Deutsche Bank successfully placed its first green Formosa bond, a foreign-currency bond sold in Taiwan, raising U.S.$ 200 million. This is the first ever U.S.$ Green Bond issued by an international bank in a dual listing across Taipei and Luxembourg exchanges. The transaction underpins Deutsche Bank’s determination and commitment towards Environmental, Social and Governance (ESG) Financing. The proceeds of this transaction will help to fund eligible green assets including renewable energy projects.

Furthermore, in August 2021, Deutsche Bank and Zurich Insurance Group Italy have reached an agreement wherein Zurich Insurance Group Italy will acquire Deutsche Bank’s Financial Advisors Network in Italy. As a result of this transaction, clients will be able to enjoy enhanced benefits deriving from the extended partnership between Deutsche Bank and Zurich Insurance Group, with the opportunity to access a more diverse offering of market-leading investment, insurance, banking and financial services. Moreover, Deutsche Bank acquired the Berlin-based payment service provider Better Payment Germany GmbH in September 2021. Through this acquisition we intend to expand our market share in payment processing and acceptance. In addition, we recently agreed a long-term strategic partnership with BlackFin Capital Partners to jointly evolve the digital investment platform to provide comprehensive digital investment solutions and services to distribution partners, institutional investors and retail clients.

Sustaining revenue growth in our Core Bank

As we approach the completion of our ‘Compete to Win’ strategy next year, we expect to earn at least € 25 billion of revenues at Group level for 2022. In the third quarter of 2021, revenues for the Group were at € 6 billion, up by 1 % year over year. Core Bank revenues were at € 6 billion, up by 1 % year over year.

The Corporate Bank continued to execute on its various initiatives to drive revenue growth. In the current quarter, further progress was achieved on deposit re-pricing, as well as on product expansion into Merchant Solutions. The Investment Bank had a very strong performance over the past year and a half, particularly as we continue to see more clients come back to the platform, also supported by the rating upgrades. The Private Bank has shown very strong business volumes growth particularly in loans and in Assets under Management (AuM). In Asset Management, revenues on an annualized basis are ahead of expectations.

Continuing to deliver on cost reductions

Noninterest expenses rose to € 5.4 billion in the third quarter of 2021, up by 4 % year over year. The increase in the quarter was mainly driven by additional transformation charges of € 0.6 billion, predominantly from the recognition of technology-related items, including approximately € 450 million relating to a contract settlement and software impairments, principally triggered by our migration to the Cloud, which are expected to reduce run-rate expenses in future quarters. Including these charges, 90 % of the total expected transformation related effects have now been recognized. We remain committed to recognize most of the remaining expected transformation related effects by year-end 2021. Noninterest expenses in the first nine months of 2021 were € 15.9 billion, a year over year decrease of 2%.

Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance were €   4.6   billion in the quarter, a year over year reduction of 3%. Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance in the first nine months of 2021 were € 14.4 billion, a year over year reduction of 4%.

The Capital Release Unit

In the third quarter of 2021, the Capital Release Unit (CRU) continued to execute its asset reduction program and to work towards completing the migration of Deutsche Bank’s Prime Finance and Electronic Equities clients.

The CRU continued to reduce the portfolio, taking advantage of favorable market conditions to exit a number of aged or concentrated positions. The CRU also continued with the Prime Finance transition in this quarter and transferred a material amount of client balances, as part of the overall plan for completion of the transaction by year-end 2021. Since the second quarter of 2019, the division has reduced leverage exposure by 76 % or € 188 billion and RWA by 53 % or € 34 billion.

Conservative balance sheet management

We remain committed to managing our balance sheet conservatively as we execute on our strategic transformation and navigate through the COVID-19 pandemic. At the end of the third quarter of 2021, our CET   1 ratio was 13.0%, 58 basis points lower compared to year-end 2020 and 258 basis points above the regulatory CET   1 requirements. For 2022, we remain committed to maintaining our CET   1 ratio above 12.5%.

Leverage ratio (fully loaded) was 4.8 % at the end of the third quarter of 2021, positively impacted by the CRR amendments which took effect on June 28, 2021 and the ECB’s Decision 2021/1074. In aggregate, these effects allow banks to temporarily exclude certain eligible central bank exposures until March 2022 hence continuing the exclusion which was temporarily introduced by the CRR Quick Fix in the third quarter of 2020. Including these balances, Leverage ratio (fully loaded) was 4.4%.

Value-at-Risk (VaR) amounted to € 33 million at the end of the third quarter of 2021 confirming our conservative risk levels.

Provisions for credit losses in the third quarter of 2021 were € 117 million, less than half compared to the third quarter of 2020. For the full year 2021, we expect provisions for credit losses to be below 15 basis points as a percentage of our anticipated average loans, lower than our previous guidance and reflecting a supportive macro-economic environment. We remain committed to our stringent underwriting standards and our tight risk management framework. Further detail on the calculation of Expected Credit Losses (ECLs) is provided in the section ‘Risk Report’ in the Annual Report 2020.

Our Sustainability strategy

Since 2019, Sustainability has been a key pillar of our corporate strategy “Compete to win”. We have set principal measures and targets to strengthen ESG at Deutsche Bank – in our dialogue with our clients, in our own operations and in all our processes. Sustainability is a significantly increasing and integral part of our corporate culture.

In the third quarter 2021, we continued to make progress in implementing our target of € 200 billion of sustainable financing worldwide and Environmental, Social and Governance (ESG) investments under management in our Private Bank, announced in 2020. €   105   billion of the Group’s overall sustainable finance target are attributable to the Investment Bank, €   30   billion to the Corporate Bank and € 86 billion to the Private Bank. For example, we arranged three inaugural sovereign green bonds, including a green bond for the UK Debt Management Office amounting to £ 10 billion. Furthermore, we executed our first green repurchase agreement with a volume of £ 20 million and we successfully placed our first green Formosa bond with a volume of U.S. $ 200 million.

We continue to work on the implementation of further focus areas of our sustainability strategy and established a glide path to 100   % renewable electricity by 2024 via Energy Attribute Certificates to meet the target we set in 2020 for our own operations. Finally, through our research platform dbSustainability, we published contributions on biodiversity, scope 3   emissions and environmental considerations for energy intensive sectors, demonstrating our commitment to being fully engaged in the discussions around ESG issues as a thought leader.

Our financial and regulatory targets

Our financial and regulatory targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Our key financial and regulatory targets for 2022 are:

  Post-tax Return on Average Tangible Equity of 8 % for the Group
  Post-tax Return on Average Tangible Equity of more than 9 % for the Core Bank
  Cost/income ratio of 70%
  Common Equity Tier 1 capital ratio of above 12.5%
  Leverage ratio (fully loaded) of ~4.5%

While the COVID-19 pandemic and its impact on the global economy have receded, post-pandemic headwinds have emerged with ongoing supply chain disruptions, increasing energy prices and higher inflation. The ultimate impacts of the headwinds remain difficult to predict and could affect our ability to achieve our financial and regulatory targets.

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance, Post-tax Return on Average Tangible Equity as well as Leverage ratio (fully loaded) are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our Businesses

This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2020.

Corporate Bank

In the third quarter of 2021, the Corporate Bank continued to make progress on its strategic objectives. We generated €   96   million of revenues from deposit re-pricing, bringing the total amount of deposits under charging agreements to €   94   billion. We continued our growth in fintech and platform business with new mandates and clients. We launched our first Merchant Solutions products and started collaborating on our joint venture with Fiserv, a leading global provider of payments and financial services technology, announced in the second quarter of 2021. To expand our product range and increase market share in payment processing and acceptance, in the third quarter of 2021, we acquired Better Payment Germany GmbH, a payment service provider based in Berlin. Finally, we have focused on constantly scaling-up ESG-related transition dialogue with our clients and our engagements with external ESG stakeholders in various industry initiatives.

Investment Bank

In the third quarter of 2021 the Investment Bank continued to deliver robust business performance and tangible results. Within Fixed Income and Currencies (FIC), business revenues were down year-on-year as the market normalized. However, despite the market environment we continued to deliver on our strategic priorities, with a number of areas of development. The new Institutional Client Coverage model helped to drive electronic market share gains across products in European Rates and European Credit Bonds. Within Rates we continued the development of our Sovereigns, Supranational and Agencies (SSA) franchise. Deutsche Bank is ranked third with a 5 % share in the year to date on an apportioned bookrunner volume basis. This represents an improvement of three ranks and 60 basis points of market share gain versus the full year 2020. Our Financing business continues to focus on targeted and disciplined balance sheet deployment, with our loan book increasing for the second quarter in succession. In Origination and Advisory (O&A) we continued our momentum as the business recorded its 7th consecutive quarter of year-on-year growth. During the quarter we made further strategic hires in our coverage teams as we look to support and build out revenue generation within O&A. Our FIC re-engineering program continues to drive efficiency across the organisation, focusing upon the automation of front-to-back processes including the continued development of our E-Trading capabilities. Finally, we continue to focus on ESG. During the quarter we completed the first Green repurchase agreement in the industry and maintained a top 5 ranking globally on a fee basis according to Dealogic for ESG-related debt products as of the year to date.

Private Bank

In Private Bank Germany (PB GY) we made further progress on our transformation and had positive momentum in the third quarter of 2021. Despite ongoing headwinds from the low-interest rate environment, the BGH ruling on account fees and low client activity in consumer finance we saw strong demand in strategic core products such as mortgages and investment products. Assets under management continued growing on the back of positive market developments, inflows and conversion of deposits into investment products. Moreover, we made significant progress in processing BGH cases by receiving consents on 62   % of impacted account contracts as of the end of September 2021. This will become revenue effective in the fourth quarter of 2021. The transformation of Private Bank Germany has further progressed by introducing agile ways of working for 800 further colleagues there by aiming to increase efficiency.

Our International Private Bank (IPB) continued to execute against its strategic objectives through transforming the business model. We have continued to hire high quality relationship managers across all our key markets to grow our Private Banking/Wealth Management coverage. Additionally, we have been converting assets into managed solutions with a focus on our Strategic Asset Allocation (SAA) product offering and have continued to grow lending with Small and Medium Enterprises/entrepreneurs. In Italy, we have announced a re-positioning of our business, which included the aforementioned signing of an agreement to sell our Deutsche Bank Financial Advisors network to Zurich Italy. We have also been optimising our branch network in Italy and Spain, as well as driving efficiencies across our front to back organisation.

The Private Bank is well on track to achieving our sustainable finance targets outlined at the Sustainability Deep Dive in May 2021. In the quarter, we introduced products, like new Discretionary Portfolio Management mandates in various regions of the Private Bank and enhanced our advisory offering (e.g., funds with a focus on the ‘Blue Economy’ and the introduction of ESG ETFs).

Asset Management

The asset management industry is evolving, with greater competition, continued margin pressure, technological disruption and increased market volatility. We believe our diverse range of well-performing products and investment solutions give us a strong basis for growing assets and profitability. Our refined medium-term targets for net flows and adjusted cost/income ratio are centered around the themes of transformation, growth and leadership. Our aim is to invest into transformation for further efficiency and growth with a recalibration of our core platform and policy framework so that these are tailored to our fiduciary business and clients. The transformation project is ongoing and the foundations for a standalone technology platform have progressed further during the quarter. In the third quarter, new product launches helped to further enhance our diversified portfolio and continued to contribute strongly to our flow momentum. Our ambition is to become a leading European asset manager with global reach and clear differentiated leadership across ESG, Passive and high-margin strategies. As a result, our strategy to target growth in these specific product lines and regions, and organic growth remains a top priority. We have recently agreed a long-term strategic partnership with BlackFin Capital Partners to jointly evolve the digital investment platform to provide comprehensive digital investment solutions and services to distribution partner, institutional investors and retail clients.

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2021 and should be read in conjunction with the Outlook section in the Combined Management Report provided in the Annual Report 2020.

Macroeconomic and banking industry outlook

The global economy has shown a strong recovery over the summer of 2021 which we expect to continue until the end of 2021. However, the economic recovery is now proceeding at a slower pace than previously expected in 2021, as regional COVID-19 outbreaks caused disruptions in global supply chains and the comparatively synchronous recovery of many economies led to supply-side bottlenecks that are not expected to normalize until early 2022. In this context China’s third quarter 2021 GDP growth has slowed markedly compared to second quarter of 2021 as its economy felt a drag from financial difficulties of real estate developers and energy shortages. The COVID-19 vaccination rollout is expected to continue. Fiscal support should remain strong, particularly in U.S. and the EU. The Federal Reserve and the European Central Bank are expected to remain expansionary until the end of 2021. At the same time, they are increasingly preparing the markets for a gradual scaling back of asset purchase programs. The U.S. economy has surpassed its pre-COVID-19 peak, GDP growth is expected to be at 5.6   % in 2021. In the Eurozone, GDP growth is expected to be 4.9   % while the global economy is expected to grow to 5.9   % in 2021.

The outlook for the banking industry for the remainder of the year is expected to be marked by the ongoing recovery from the pandemic. In advanced economies, very low loan loss provisions may outweigh the pressure on revenues, resulting in a significant rebound in profitability for the full year. Recent trends are set to remain in place, including subdued corporate lending and buoyant mortgage lending, particularly in Europe. Fiscal and monetary policy will probably take further steps towards gradually exiting their emergency measures, a process which may extend well into next year. In the EU, regulatory discussions will focus on final Basel III implementation once the European Commission’s legislative proposal has been published.

Our global economic outlook is subject to a number of risks. Ongoing challenges from the COVID-19 pandemic could considerably dampen economic momentum. Although vaccination programmes are progressing, a new mutation in the virus or obstacles with the rollout could set back the point at which herd immunity is reached. From an economic perspective, a sustained overshooting of inflation into 2022 could lead to stronger reactions from central banks. If the supply-side bottlenecks do not normalize at the beginning of 2022, this would slowdown industrial production in particular and thus also lead to downward revisions of growth forecasts. Additionally, the economic development in China and rising geopolitical tensions, particularly in the Middle East, Russia/Ukraine and with China, could create further uncertainty.

Deutsche Bank outlook

In July 2019, we announced a strategic transformation of Deutsche Bank to re-focus on delivering sustainable profitability and improved returns for our shareholders. The macroeconomic, fiscal and regulatory environment has since that time changed as a result of the COVID-19 pandemic. This changed environment impacted and may further impact our results of operations, capital ratios and the capital plan that underlies our targets, although we anticipate this to be at a lower intensity compared to last year. Despite the challenges associated with the COVID-19 pandemic, we intend to continue executing our strategy in a disciplined manner in 2021 and beyond, by focusing on improving sustainable profitability by growing revenues in our Core Bank while remaining disciplined on costs and capital. Given the continuous progress and our disciplined execution, we feel confident that we are materially on track to meet our 2022 financial targets.

In 2021, Group and Core Bank revenues are expected to be essentially flat compared to the prior year. We expect revenue growth generated by strategic initiatives implemented to offset the still challenging interest rate environment and impacts of the COVID-19 pandemic. For 2022, we expect to earn at least € 25 billion of revenues at Group level.

Corporate Bank revenues are expected to be essentially flat in 2021 compared to prior year as our strategic growth initiatives and benefits from the ECB’s TLTRO III program are expected to offset the challenging interest rate environment. We expect Corporate Treasury Services revenues to also stay essentially unchanged, as the benefits of the ECB’s TLTRO III program, deposit repricing as well as expected recovery of global business activity in the second half of the year are expected to offset the headwinds from the negative interest rate environment. For Institutional Client Services, revenues are also expected to be essentially flat supported by business growth in our Corporate Trust and Depositary Receipts businesses, partially offset by negative effects of interest rate cuts in the U.S. and Asia-Pacific in the first quarter of 2020 and roll-off of specific client mandates in Securities Services. Business Banking revenues are expected to be slightly lower compared to prior year reflecting the headwinds of the negative interest rate environment.

We expect Investment Bank revenues to be essentially flat with a slight improvement in 2021 compared to the prior year, reflecting the strong performance seen in the first nine months of 2021. Sales and Trading (FIC) revenues are expected to remain essentially unchanged in 2021 when compared to 2020. The Financing business has had a very strong first nine months of the year, increasing its Net Interest Margin and successfully monetizing strong capital market activity. The focus on disciplined risk management and targeted resource deployment will continue through the remainder of the year. Credit Trading has built on its strong start to the year, specifically in its distressed business, though we do expect underlying market conditions in the fourth quarter to be less favorable than the prior year period. Rates and Global Emerging Markets are both building on the success their refocused businesses had in 2020, however, market activity has normalized compared to the heightened levels seen in 2020. Foreign exchange revenues were impacted by low levels of volatility and compressed spreads during the second and third quarters, however the end of the quarter saw a pick-up in activity and the business is well placed to monetize this should it continue. In Origination & Advisory, we expect revenues in 2021 to be higher than in 2020 in line with a projected record industry fee pool. We have maintained our strength in Debt Origination and gained market share year on year. The leveraged loan market continues to be very active and has more than offset the decline in Investment Grade debt issuances from the highs of 2020. In Equity Origination we will look to build on the strong first nine months of 2021, with the business supported further by a robust de-SPAC pipeline. Advisory has benefitted from high levels of M&A activity in the year-to-date period. Announced deals nearly doubled in the period compared to the third quarter of 2020.

For the Private Bank , we expect the interest rate environment to remain challenging and the market conditions and customer activity to further normalize after negative effects from the COVID-19 pandemic in the prior year. As described in our Interim Report as of June 30, 2021, the German Federal Court of Justice (BGH) ruled that clauses in general terms and conditions are ineffective if they presume a client's consent to changes and we recognized litigation provisions in the second quarter of 2021, mainly for potential reimbursements of fees. In addition, we decided to suspend these fees until pricing agreements are established. Impacts to our revenues from this decision continued in the third quarter and were on a comparable level to the previous quarter. From the fourth quarter of 2021 onwards, we expect the impact to be considerably lower as approximately two-thirds of the accounts affected now have the necessary consent agreements in place, which become effective in fourth quarter.

We continue to expect Private Bank net revenues to remain essentially flat in 2021 compared to 2020. Headwinds from the low interest rate environment and the revenue impacts from the BGH ruling are expected to be largely offset by business growth and, to a lesser extent, by benefits from the ECB’s TLTRO III program. Revenues in the Private Bank Germany are expected to be essentially flat compared to 2020 despite negative impacts from BGH ruling. Continued headwinds from deposit margin compression and lower contribution from central treasury allocations are expected to be mitigated by continued growth in the loan businesses and higher fee income from investment and insurance products. In the International Private Bank (IPB), we expect revenues to remain essentially unchanged year over year. Continued business growth in investment and loan products partly reflecting the benefits from targeted hiring, especially in Private Banking and Wealth Management, is expected to mitigate the headwinds from the lower interest rate environment.

We expect ongoing growth in Private Bank’s new business volumes. The overall development of Assets under Management (AuM) will be highly dependent on market parameters, including foreign exchange rates, and we expect AuM to be higher in 2021 compared to 2020 in a continuously normalizing environment.

Full year 2021 revenues in Asset Management are expected to be higher compared to 2020. Management fees are assumed to be higher year over year as we expect continued positive effects resulting from both net inflows and favorable market developments to more than offset fee compression. Performance and transaction fees should be significantly higher compared to 2020. Other revenues are also expected to be significantly higher, mainly from an improvement in the fair value of guarantees and investment income and gains. We expect Assets under Management at the end of 2021 to be higher compared to the end of 2020, driven by net flows and market performance. We expect sustained net inflows into targeted growth areas of passive and alternative investments, further enhanced by strategic alliances and product innovations, including further ESG offerings.

In 2021, we expect the Capital Release Unit (CRU) to continue to report negative revenues driven by portfolio exits, funding costs, hedging costs and mark-to-market impacts which will be partially offset by positive revenues related to the reimbursement of Prime Finance operating costs and a modest contribution from loan portfolios.

Corporate & Other will continue to be impacted in 2021 by valuation and timing differences on positions that are economically hedged but do not meet the accounting requirements for hedge accounting. Corporate & Other will be also be impacted by transformation charges and certain transitional costs relating principally to changes in our internal funds transfer pricing framework which are expected to be around € 250 million in 2021.

We are managing the Group’s cost base towards our cost/income ratio target. We are focused on managing our controllable costs to offset the impact of volume driven expenses and investments in controls. Additional cost measures which are being implemented are expected to result in total incremental estimated transformation related effects of €   0.7   billion, including technology-related charges recognized in the third quarter. Based on our revised guidance, total transformation related effects are expected at approximately €   1.6   billion for the full year 2021 and the saving impacts of the new initiatives will start from the fourth quarter of 2021. In the near-term, we expect improvements in adjusted costs mainly from the run-rate impact of measures already in place as well as the execution of further cost reductions, principally in our Infrastructure functions and Private Bank. The aforementioned incremental actions may be insufficient to fully offset the impact of volume driven expenses and investments in controls in 2021. We re-affirm our 2022 target for a cost/income ratio of 70%.

We expect provisions for credit losses to be significantly lower in 2021 compared to the previous year, lower than our previous guidance against a backdrop of an improving macro-economic environment and continued tight risk management. Amid a supportive macro-economic environment, we affirm our view of provisions for credit losses of below 15 basis points as a percentage of our anticipated average loans for the full year 2021. Further detail on the calculation of expected credit losses (ECL) is provided in the section ‘Risk information’ in this report.

We expect our Common Equity Tier 1 ratio (CET 1 ratio) to decrease slightly but to remain above 12.5 % in 2021 as compared to 2020. We expect higher RWA from regulatory changes and supervisory decisions as well as selective growth in our Core Bank offset by continued reductions in the CRU and lower Operational Risk RWA. For 2022, we remain committed to maintaining our CET   1 ratio above 12.5%.

We expect our Leverage exposure in 2021 to remain essentially flat. Leverage exposure in the CRU is expected to benefit from the completion of the transfer of our Prime Finance platform to BNP Paribas by year-end 2021. These leverage exposure reductions in the CRU are expected to support selective business deployment in our Core Bank. Consequently, we expect our Leverage ratio to be essentially flat until year-end 2021. We remain committed to achieving our Leverage ratio target of approximately 4.5 % by year-end 2022.

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance, Post-tax Return on Average Tangible Equity as well as Leverage ratio (fully loaded) are non-GAAP financial measures. Please refer to “Additional information: Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Risks to our outlook include potential impacts on our business model from macroeconomic and global geopolitical uncertainty including uncertainty around duration of and recovery from the COVID-19 pandemic. In addition, uncertainty around central bank policies, e.g., the interest rate environment, ongoing regulatory developments, e.g., the finalization of the Basel III framework, event risks and levels of client activity may also have an adverse impact.

Risks and opportunities

The developments in the nine months ended September 30, 2021 did not materially alter our assessment of the risks and opportunities that our businesses are exposed to, as laid out in our Annual Report 2020. Key developments during the quarter are highlighted below.

Most notably, while the global economic outlook has improved in 2021, headwinds remain from the impact of COVID-19 in addition to ongoing supply chain issues coupled with increasing energy prices. Political and related risks remain elevated with increasing focus on China in recent weeks. With respect to other risks, supervisory authorities continue to expect faster pace and higher quality in improving our controls to prevent financial crime. With respect to opportunities, FitchRatings and Moody's Investors Service, both upgraded Deutsche Bank ratings and maintained Deutsche Bank ratings on “positive outlook”. These announcements may help to reduce our funding costs and improve our profitability.

Macroeconomic and market conditions

As mentioned in the Outlook sections above, the macroeconomic, business, and operating environment has improved over the course of 2021 as the global economy experienced a strong recovery.

However, downside risks remain elevated as protracted waves of COVID-19 infections and a possible winter wave in the northern hemisphere may negatively impact the outlook for the global economy and financial markets. The pandemic continues to cause uncertainty, which has significantly affected major economies and our operations. Barring the possible emergence of new and more infectious virus strains, we expect this uncertainty to subside as vaccination rates continue to increase, although, many emerging markets continue to lag behind. As a result, the timing and strength of economic recoveries may vary from country to country. Also, the severity of social distancing requirements or lockdowns are not fully predictable as they will vary depending on country-specific pandemic conditions and policy preferences.

We are nearing a key inflection point from a monetary and fiscal policy perspective as policymakers consider when and how to withdraw stimulus, with the potential for economic and financial market risks to emerge as a result. The low interest rate environment has supported elevated market valuations across risk assets, particularly in U.S. equities including the technology sector, raising the risk of a significant price correction if policy rates rise more rapidly and to a higher level than currently anticipated. Delayed tightening would likely further exacerbate stretched market valuations and drive renewed pressure on bank interest margins. A further prolonged period of low interest rates in the Eurozone could materially affect our profitability and balance sheet deployment. While our revenues are particularly sensitive to interest rates, given the size of our loan and deposit books denominated in Euros, the low interest rate environment can also impact other balance sheet positions, which are accounted at fair value. Also, interest rates remain negative for certain risk-free instruments, especially German government bonds.

Supply chain pressures show no signs of abating with, for example, rapidly rising shipping costs and a protracted global shortage of semiconductors. Raw material costs remain elevated driven by the U.S. and China’s rapid recovery from the pandemic-related slump and growth of infrastructure spending (including politically driven projects). Moreover, labor shortages are exacerbating supply chain pressures. Most recently, natural gas prices have soared to record highs, putting pressure on utility companies, especially in the UK. Multiple small UK suppliers have collapsed in recent weeks with further defaults expected during the winter. Adverse effects are possible for the UK economy (especially the Manufacturing, Steel and Food industries) if the high energy price environment persists. The EU markets are expected to show similar dynamics, though less extreme compared to the UK. The continuous price increase may adversely impact the quality of our utilities’ portfolio.

The combination of strong demand and the supply chain disruptions as well as significant rises in energy prices have increased price pressures in many economies. While major central banks are expected to slowly remove extraordinary monetary policy stimulus, there remains a risk that consumer and asset price inflation in major advanced economies accelerate substantially faster than anticipated. While this could create some upside potential for our business activity levels and net interest income, a disorderly sharp increase in bond yields could trigger a downward correction to equities and other highly valued risk asset markets. While it is likely that central banks would act to contain severe market volatility, potential earlier and stronger increases in short-term interest rates and rapid curtailment of quantitative easing programs could lead to the materialization of a number of risks, such as the widening of credit spreads, which could adversely impact trading results. In addition, we could see increased counterparty credit exposure on derivatives, increased credit risks on highly leveraged clients and emerging markets with external imbalances as well as inflation risk on pension fund assets. More broadly, this could impact the valuation of our assets and liabilities and drive changes in the composition of our balance sheet.

China related risks continue to increase with fears over the potential disorderly default of China's second-largest property developer resulting in significant pressure on other Chinese property developers. Events in China, particularly if they result in a sharp slowdown in economic growth, could become a catalyst for a broader market correction which could lead to increased losses, including higher credit provisions, across our portfolio.

We have also seen larger, idiosyncratic single name credit events, underscoring the need to maintain robust underwriting standards. Risks are amplified by high debt levels, a lack of liquidity in some areas of the market and an easing of global underwriting standards. Adverse market conditions, unfavorable prices and volatility including material movements in foreign exchange rates (and resulting translation effects) as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations and targets.

Political risks

With respect to Brexit, uncertainty remains as negotiations between the UK and the EU on their future relationship continue. Tensions between the UK and the EU have increased with respect to the implementation of the Northern Ireland protocol. Further escalation could lead to the EU implementing tariffs on imports from the UK or, in a worst-case scenario, the suspension of the entire Brexit agreement. With regard to the financial and other services not extensively covered by the existing agreement, we have applied for authorization from the Prudential Regulation Authority and Financial Conduct Authority, our UK regulators, to continue to undertake regulated activity in the UK (previously undertaken pursuant to the European Passport provisions) and remain under the Temporary Permissions regime. Failure to gain authorization as a Third Country Branch could adversely affect our business, results of operations or strategic plans. In addition, without equivalence between EU and UK regimes for Financial Services we will be restricted in our ability to provide financial services to and from the UK. As discussions on permanent equivalence have stalled, the focus has now shifted to the upcoming end of temporary equivalence for UK central counterparty clearing houses (CCP) in June 2022, which could, if not mitigated before, result in the loss of our access to key UK CCPs. Although we have started taking measures to manage this risk, we may not be able to fully mitigate adverse impacts on our business.

Tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, cybersecurity, and other areas. The U.S. has imposed sanctions as well as export and investment restrictions on Chinese companies and officials, and China has imposed sanctions on U.S. companies and officials and introduced a framework for blocking regulations aimed at extraterritorial enforcement of sanctions. Likewise, the EU has imposed sanctions on China on human rights issues (i.e., the treatment of the Uyghur minority in Xinjiang), which were reciprocated by China by sanctions on Members of the European Parliament (MEPs) and a German think tank. While we cannot predict the impacts of these measures on our business or our financial targets, such impacts could be material and adverse.

Other geopolitical risks, which could negatively impact our business environment, and our financial targets include the potential for escalation in the Middle East over Iran’s nuclear program, should a deal between the U.S. and Iran over a return to the JCPOA (Iran nuclear deal) fail to materialize. With respect to Russia, the possibility of harsher sanctions remains high despite the resumption of high-level talks in recent months. Sanctions targeting Belarus, as a result of aggressive actions against dissidents, are not expected to have a material impact on us.

Germany held its general elections on September 26, 2021. Negotiations to form a new government are still underway, and we expect no major impact on Deutsche Bank.

Liquidity and funding risks

We observed multiple positive rating decisions in the third quarter of 2021. On July 1, 2021, DBRS Ratings GmbH (DBRS Morningstar) confirmed our ratings and changed the trend on all long-term ratings to Stable from Negative. The positive change on our trend to Stable reflects the progress in de-risking and in executing our transformation plan. On August 4, 2021, Moody’s upgraded all of Deutsche Bank’s ratings, Deutsche Bank’s Counterparty Rating and Long-Term Deposit Rating, which was upgraded to A2 (from A3), and the Non-Preferred Senior Unsecured Debt Rating, which moved to Baa2 (from Baa3). Deutsche Bank’s short-term deposit and counterparty ratings were upgraded to P1 (from P2). Additionally, all Deutsche Bank ratings were placed by Moody’s on positive outlook again. Moreover, on September 23, 2021, FitchRatings, upgraded Deutsche Bank’s Long-Term Issuer Default Rating (IDR) to BBB+ from BBB. Furthermore, Deutsche Bank’s Derivative Counterparty Rating, long-term deposit rating and senior preferred debt ratings are all raised to A- from BBB+. In addition, FitchRatings retains its Positive Outlook on these higher ratings. Following these announcements, our credit spread levels have seen material tightening.

Regulatory supervisory reforms, assessments and proceedings

This year, Deutsche Bank took part in two major regulatory stress tests, the Dodd-Frank Act Stress Test (DFAST) 2021 and the European Banking Authority (EBA) Regulatory Stress Test. The EBA published the stress test results on July   30, 2021. As in previous years, the EBA stress test was not a pass / fail exercise. By its standard procedures, the ECB considers our quantitative performance in the adverse scenario as an input when reconsidering the level of the Pillar 2 Guidance in its 2021 SREP assessment and our qualitative performance as one aspect when holistically reviewing the Pillar 2 Requirements. As can be seen from the published adverse macro-economic scenario and market shock, the banking sector was tested against the most severe scenario of all European regulatory stress tests conducted so far.

As previously disclosed, we await publication of the directive on Final Basel III in the EU on October 27, 2021. We expect increased capital requirements in 2025 mainly from higher risk weighted assets and a further increase of capital requirements in subsequent years from the introduction of the new output floor.

Government, regulatory and societal focus on climate and environmental risks continues to increase which is likely to accelerate transition risks for carbon intensive sectors. Acute physical risk events are also increasing in frequency (e.g., the recent flooding in Germany). We see Sustainability as a significant opportunity for the Bank to support our clients in financing their transition. Failure to develop appropriate business strategies and control frameworks could materially affect our franchise through lost revenue opportunities, increased risks to our balance sheet and reputational risks.

As a result of IBOR reform projects, alternative and robust benchmark interest rates or so-called risk-free rates (“RFRs”) have been created. Some reforms are already effective while others are still to be implemented or are under consideration. Effective October 2, 2019, the administrator of EONIA has changed the way it calculates EONIA, so that it is now based on the euro short-term rate (€STR) and EONIA will cease to exist from January 3, 2022. These reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Legal and regulatory enforcement proceedings and tax examinations

We remain subject to a number of legal and regulatory enforcement proceedings and investigations as well as tax examinations.

Compliance and Anti-Financial Crime risks

The financial crime regulatory landscape is constantly evolving and placing ever-increasing demands on banks. Differences between countries add to the complexity. This poses particular challenges for Deutsche Bank due to its global organization and interconnectivity. We maintain a regular dialogue with our supervisory authorities. In this dialogue, the authorities have signalled to us that they expect the bank to deliver control improvements at a faster pace and in a higher quality manner. We understand this criticism and are committing resources to our clear goal of meeting these expectations. Following organizational changes this year, the Chief Administrative Office now includes the Anti-Financial Crime team, Compliance, the Business Selection and Conflicts Office, Legal, Regulatory Affairs and the Chief Remediation Office. The goal of the new setup is to become more effective in each area especially in the fight against financial crime and consolidate our engagement with regulators and monitors to more centrally manage their requirements.

Strategy

Our strategy seeks to enable us to materially improve returns to shareholders over time and deploy our balance sheet as well as other resources to return activities consistent with our client franchise and risk appetite. This includes distribution of profits to our shareholders which is subject to Deutsche Bank AG’s capacity under standalone financial statements in accordance with German accounting rules (HGB). The progress could be further stimulated if markets react favourably to our transformation efforts, Deutsche Bank rating upgrades and sustained performance in revenues over a number of quarters. This could in turn reduce funding costs and further amplify the Bank’s profitability.

Staff attrition levels have reverted back to pre-COVID levels and we are particularly focused on developments in the U.S. and APAC. While the current trends are moving in line with historical patterns, i.e., high attrition in the third quarter, we continue to monitor this very closely to see if trends in the fourth quarter 2021 will reduce, in line with normal expectations. If trends continue at current levels, persistently higher attrition levels may put the Group at a disadvantage, as sourcing of new talent typically comes with a delay and potentially higher cost.

We continue to focus on Sustainability throughout the bank and see opportunities for growth in this space across all our core businesses as our clients’ response to climate change gains further traction.

Deferred tax assets

We recognize deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. To the extent that it is no longer probable that sufficient taxable income will be available to allow all or a portion of our deferred tax assets to be utilized, we must reduce the carrying amounts. Reductions in the amount of deferred tax assets from a change in estimate have had and may in the future have material adverse effects on our profitability, equity and financial condition. Tax law changes may also impact the carrying amount of our deferred tax assets. The U.S. Administration is currently proposing changes to the overall framework of U.S. taxation. At the domestic level the most common proposal is to raise the corporate income tax rate from 21 % to a rate as high as 28%. At the international level the proposals also contemplate amendments to the Base Erosion Anti-Abuse Tax (BEAT) provisions. New legislation may be enacted over the course of the next few months. Should the corporate tax rate increase, we would realize a one-time tax benefit from the revaluation of the deferred tax assets in the U.S. at the higher rate. A rate increase would also result in an increase in the Group’s effective tax rate going forward.

Technology and innovation

With increasing levels of digitization, and the continually evolving threat landscape related to information security, cyber-attacks, which could lead to technology failures, security breaches, unauthorized access, loss, destruction of data or unavailability of services or inaccessibility of systems or data, can impact us both directly and indirectly via our clients or services provided by third parties.

Major technology transformations in our business areas are executed via dedicated initiatives. One of these initiatives, UNITY, which aims at simplifying our IT environment through the migration of IT systems from the former Postbank into those from Deutsche Bank broader business, faces important milestones in the beginning of 2022. Associated program execution risks are carefully managed but there is still a risk that expected results are not achieved.

Risk information

Overall risk assessment

As mentioned in the Outlook as well as in the Risks and Opportunities section above, the macroeconomic, business, and operating environment has improved over the course of 2021 as the global economy experienced a strong recovery. However, downside risks to economic activity and financial markets remain elevated as new COVID-19 cases are reported, supply chain issues and rising energy prices grow more acute and political risks, including from China, increase.

We are nearing a key inflection point from a monetary and fiscal policy perspective as policymakers consider when and how to withdraw stimulus, with the potential for economic and financial market risks to emerge as a result. Government bond yields have started to rise albeit from extremely low levels as inflationary pressure has grown and inflation expectations have moved higher. Key central banks are expected to slowly pare back extraordinarily accommodative monetary policy support. The ECB has announced a slower pace of asset purchases under the Pandemic Emergency Purchase Program. The Federal Reserve signaled their willingness to start tapering their asset purchases this year while also raising their median rate expectations over the forecast horizon. DB Research brought forward their Bank of England rate expectations for a first hike in February 2022 and now expect Fed lift off in December 2022 followed by gradual rate increases in 2023 and 2024.

Low government bond yields have also supported elevated market valuations particularly in U.S. equities which raises the risk of a significant price correction if rates were to move considerably higher on the back of rising inflation pressure, potentially triggering wider financial market instability. This could also lead to downward pressure on other highly valued risk assets as well as increased credit risks on highly leveraged clients. Another political showdown in the U.S. Congress over lifting the Treasury debt ceiling to avert the risk of a U.S. government debt default could also lead to wider financial market volatility.

We expect higher corporate and sovereign debt to be a legacy of the pandemic. Currently, risks of credit problems and defaults are partially mitigated by generous fiscal and monetary policy support, but the eventual withdrawal of such support may increase credit pressures over time. We have also observed several large idiosyncratic events in the market since the beginning of this year. These serve to underscore the need for robust underwriting standards, independent and proactive risk management, strong governance, and control standards.

Supply chain pressures show no signs of abating with, for example, rapidly rising shipping costs and a protracted global shortage of semiconductors. Raw material costs remain elevated, driven by the U.S. and China’s rapid recovery from the pandemic-related slump and growth of infrastructure spending (including politically driven projects). Moreover, labor shortages are exacerbating supply chain pressures. As natural gas prices have significantly increased to record highs, some UK utilities companies have already declared bankruptcy. Rising energy prices are expected to remain a focus area over the coming winter.

China related risks continue to rise with fears over the potential disorderly default of China's second-largest property developer, resulting in significant pressure on other Chinese developers and negative implications across global markets. These fears could intensify if China’s economic growth decelerates more than expected. To date, the impact on our portfolio has been manageable with contained exposures to the Chinese real estate sector.

Broader geopolitical risks remain a threat to financial markets and our business operating environment. These include tense U.S.-China relations in international trade and the technology sector, the risk of (accidental) escalation in the South China sea and around Taiwan, the deep divide in U.S. society, populist movements in various EU countries, and the ongoing political and economic frictions between the UK and the EU on their future relationship, for example, regarding the Northern Ireland protocol and with regard to financial and other services not extensively covered by the existing deal. Other geopolitical risks which could negatively impact our business environment include sanctions risk in relation to Russia and, indirectly, the potential for re-escalation in the Middle East over Iran’s nuclear program should negotiations between the U.S. and Iran over a return to the Iran nuclear deal fail.

Germany held its general elections on September 26, 2021. Although coalition negotiations to form a new government are still underway, we expect no major impact on Deutsche Bank.

We note that climate-related transition and physical risks continue to rise. We are continuing to integrate sustainability into our risk management frameworks, leveraging our well-developed and proven capabilities in the broader risk management spectrum. We did this amid increasing stakeholder attention both on Bank’s transition plans and control frameworks. Against this backdrop, recent allegations of Greenwashing against DWS were firmly rejected.

In addition to the risks described above, we are exposed to a variety of financial risks, including but not limited to counterparty default risks as well as potential indirect impacts on us or sudden market shocks impacting our credit and market risk profiles. Furthermore, non-financial risk exposure includes operational and IT infrastructure, transaction processing and third-party vendor risks but also being affected by external fraud.

The potential impacts of these risks on our balance sheet and profitability are assessed through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize.

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the first nine months of 2021. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in our separate Pillar 3 report.

European Regulation (EU) 2019/876 and Directive (EU) 2019/878 introduced amendments to the CRR/CRD with various changes to the regulatory framework that became applicable for June 30, 2021: A new standardized approach for counterparty credit risk (SA-CCR) was introduced that replaces the mark-to-market method to determine the exposure value for derivatives that are not in scope of the internal model method. In addition, a new framework to determine the risk weight for banking book investments in collective investment undertakings and default fund contributions to central counterparties was introduced. Moreover, a minimum regulatory leverage ratio of 3 % is determined as the ratio of Tier 1 capital and the regulatory leverage exposure. In addition, a minimum Net Stable Funding Ratio (NSFR) of 100 % was introduced that requires banks to maintain a stable funding profile in relation to their on and off-balance sheet exposures.

In the third quarter of 2021, the Group introduced the new definition of default, which consists of two EBA guidelines. One guideline comprises an EBA technical standard regarding the materiality threshold for credit obligations past due (implemented with ECB regulation (EU) 2018/1845) and the second guideline covers the application of the definition of default. Both of these new requirements are jointly referred to below as the new Definition of Default (nDoD), after the ECB’s approval was received in August 2021. The nDoD replaced the default definition under Basel II and is applied to all key risk metrics throughout the Earnings Report including as a trigger of Stage 3.

Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET   1 measures. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of our material risks, please refer to our Annual Report 2020 under the chapter “Risk report”.

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. Going forward the newly introduced Net Stable Funding Ratio (NSFR) will also form part of our holistic risk management approach.

Common Equity Tier 1 ratio
30.9.2021	13.0%
31.12.2020²	13.6%

Economic capital adequacy ratio
30.9.2021	190%
31.12.2020	179%

Leverage ratio (fully loaded)
30.9.2021	4.8%
31.12.2020	4.7%

Total loss absorbing capacity (TLAC)
30.9.2021 (Risk Weighted Asset based)	31.00%
30.9.2021 (Leverage Exposure based)	9.84%
31.12.2020 (Risk Weighted Asset based)	31.99%
31.12.2020 (Leverage Exposure based)	9.76%

Liquidity coverage ratio (LCR)
30.9.2021	137%
31.12.2020	145%

Total risk-weighted assets
30.9.2021	€ 350.7 bn
31.12.2020	€ 329.0 bn

Total economic capital
30.9.2021	€ 26.3 bn
31.12.2020	€ 28.6 bn

Leverage exposure
30.9.2021	€ 1,105 bn
31.12.2020	€ 1,078 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.9.2021	10.59%
31.12.2020	10.69%

Stressed net liquidity position (sNLP)
30.9.2021¹	€ 64.5 bn
31.12.2020	€ 43.0 bn

Net Stable Funding Ratio (NSFR)³
30.9.2021	123%

1 Methodology has changed, please refer to section “Stressed net liquidity position”.

2 The Common Equity Tier 1 capital and related ratios for December 31, 2020 have been updated to reflect a dividend payment of zero.

3 The NSFR has been newly introduced as a minimum ratio by the CRR amendments effective June 28, 2021; therefore, no comparative is shown. NSFR is reported on a preliminary basis, the final ratio will be published in our Pillar 3 Report as of September 30, 2021.

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	56,246	89,650	77,144	10,815	6,478	17,362	257,694
Settlement risk	0	1	0	0	3	13	17
Credit valuation adjustment (CVA)	128	4,794	123	216	1,214	61	6,537
Market risk	235	19,815	56	32	780	954	21,872
Operational risk	5,743	25,329	8,098	3,431	22,012	0	64,613
Total	62,353	139,589	85,421	14,495	30,487	18,389	350,733

	Dec 31, 2020¹
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	50,995	70,551	68,353	6,224	7,215	19,372	222,708
Settlement risk	0	0	0	0	1	54	56
Credit valuation adjustment (CVA)	75	6,302	92	198	1,599	125	8,392
Market risk	385	24,323	548	31	1,470	2,139	28,897
Operational risk	6,029	27,115	8,081	3,544	24,130	0	68,899
Total	57,483	128,292	77,074	9,997	34,415	21,690	328,951

1 The divisional split for December 31, 2020 has been updated from the previous disclosures to reflect the current divisional structure.

Our RWA were € 350.7 billion as of September 30, 2021, compared to € 329.0 billion at the end of 2020. The increase of € 21.8 billion was driven by credit risk RWA, which was partially offset by market risk RWA and operational risk RWA as well as CVA RWA. The increase in credit risk RWA by € 35.0 billion was primarily driven by RWA inflation from the European Central Bank’s Targeted Review of Internal Models (TRIM) which led to model refinements for large corporates, banks/financial institutions and leveraged lending, amounting to € 15.5 billion, the CRR amendments applicable as of June   28, 2021 amounting to € 6.3 billion and the introduction of the EBA Guideline on the new definition of default amounting to €   8.1   billion as well as business growth within our core businesses. Additionally, our credit risk RWA increased by €   4.4   billion due to foreign-exchange movements. This was partially offset by RWA decreases within our Capital Release Unit and Corporate & Other. Market risk RWA decreased by € 7.0 billion and was primarily driven by the VaR component due to the phase-out of the COVID-19 volatility and an update of the VaR/SVaR model. These decreases were partially offset by an increase in SVaR driven by the COVID-19 scenario and an increase in the market risk standardized approach (covering securitizations, longevity and certain collective investment undertakings (CIUs)). The phase-out of the COVID-19 volatility also brought a benefit to our CVA RWA which reduced by € 1.9 billion over the last nine months. The operational risk RWA reduction of € 4.3 billion was mainly driven by a more favorable development of our internal loss profile feeding into our capital model, partially offset by updates of external losses and scenarios.

CET 1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2021	Dec 31, 2020
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	57,402	54,774
Difference between equity per IASB IFRS / EU IFRS3	(167)	12
Total shareholders’ equity per accounting balance sheet (EU IFRS)	57,235	54,786
Deconsolidation/Consolidation of entities	265	265
Of which:
Additional paid-in capital	0	0
Retained earnings	265	265
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	57,499	55,050
Minority Interests (amount allowed in consolidated CET 1)	893	805
AT1 coupon and shareholder dividend deduction1	(820)	(242)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	57,572	55,613
Prudential filters	(1,776)	(1,542)
Of which:
Additional value adjustments	(1,738)	(1,430)
Any increase in equity that results from securitized assets	(0)	(1)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(39)	(111)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(10,163)	(9,186)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(4,814)	(4,635)
Deferred tax assets that rely on future profitability	(1,572)	(1,428)
Negative amounts resulting from the calculation of expected loss amounts	(588)	(99)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(888)	(772)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(2,302)	(2,252)
Common Equity Tier 1 capital	45,633	44,885

1 Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

2 Includes € 0.4 billion capital deduction effective from April 2019 and € 0.3 billion effective from October 2016 based on regular ECB review, € 1.1 billion capital deduction based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme effective from January 2018 onwards and € 0.6 billion of capital deduction based on prudential provisioning of non-performing exposures (of which € 578 million is through ECB’s supervisory recommendation and € 7 million as per Article 36 (1) (m) and Article 47(c) of the CRR). Effective 30 June 2021, there is a further capital deduction of € 19 million resulting from minimum value commitments as per Article 36 (1)(n) of the CRR. IFRS 9 transitional provision as per Article 473a of the CRR resulted in CET 1 increase of € 29 million as of September 30, 2021.

3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles".

As of September 30, 2021, our CET 1 capital ratio decreased to 13.0 % compared to 13.6 % as of December 31, 2020. The decrease is due to above-mentioned increase in RWA, partly offset by € 0.7 billion increase in our CET 1 capital compared to year end 2020. The increase of € 0.7 billion in CET 1 capital was mainly the result of our positive net profit of €   2.1   billion as of September 30, 2021 which was partially offset by our common share dividend and AT1 coupon deduction of €   0.8   billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET   1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). Additional increase was the result of positive effects from Currency Translation Adjustments of € 0.8 billion net of foreign exchange counter-effects of capital deduction items of €   0.2   billion. Furthermore, these positive impacts were partly offset by negative effects from increased regulatory adjustments from prudential filters of € 0.3 billion (additional value adjustments due to re-introduction of pre-crisis methodology), increased capital deduction from negative amounts resulting from the calculation of expected loss amounts of €   0.5   billion and unrealised loss of € 0.4 billion driven mainly by rising interest rates and widening credit spreads.

Economic capital adequacy ratio and total economic capital

The economic capital adequacy ratio was 190 % as of September 30, 2021, compared to 179 % as of December   31, 2020. The increase was due to lower capital demand, which was partially offset by lower capital supply.

The total economic capital demand amounted to € 26.3 billion as of September 30, 2021, compared to €   28.6   billion as of December   31, 2020. The decrease of € 2.3 billion was driven by reductions in the economic capital demand for business risk, market risk and operational risk, which was partially offset by lower inter-risk diversification benefit and higher economic capital demand for credit risk. The economic capital demand for business risk decreased by € 2.5 billion mainly due to a lower strategic risk component reflecting an improved earnings outlook for the next twelve months. The economic capital demand for market risk decreased by € 0.6 billion primarily due to reduced interest rate risk exposure in Treasury. The economic capital demand for operational risk reduced by € 0.3 billion mainly driven by a lighter internal loss profile. The inter-risk diversification benefit reduced by € 0.9 billion reflecting aforementioned reductions in the underlying risk type profile. The economic capital demand for credit risk increased by € 0.3 billion primarily driven by a qualified adoption of the results of the ECB’s Targeted Review of Internal Models (TRIM) into our internal economic capital models.

The total economic capital supply amounted to € 50.0 billion as of September 30, 2021, compared to €   51.1   billion as of December   31, 2020. The decrease of €   1.1   billion was primarily driven by the decision to gradually de-recognize additional tier   1 equity instruments from economic capital supply by € 2.3 billion and the increase in capital deductions of €   1.2   billion mainly from higher expected loss shortfall, prudential filters (additional value adjustment), deferred tax assets and defined benefit pension fund assets. These negative effects were partly offset by an increase of €   2.4   billion from our IFRS shareholders’ equity (mainly due to our net income of € 2.1 billion, positive effects from Currency Translation Adjustments of €   0.8   billion partially offset by unrealized losses of € 0.4 billion).

Leverage ratio and leverage exposure

As of September 30, 2021, our fully loaded leverage ratio was 4.8 % compared to 4.7 % as of December 31, 2020. This takes into account a fully loaded Tier 1 capital of € 52.7 billion over an applicable exposure measure of € 1,105 billion as of September 30, 2021 (€ 50.6 billion and € 1,078 billion as of December 31, 2020, respectively).

In the first nine month of 2021, our leverage exposure increased by € 27 billion to € 1,105 billion, largely driven by the leverage exposure for the remaining asset items which increased by € 17 billion. This reflects the development of our balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report) and certain impacts from the CRR amendments effective June 28, 2021: the loan growth on the balance sheet was partly offset by impacts from the CRR amendments resulting in an increase by € 16 billion, non-derivative trading assets increased by € 14 billion, cash and central bank/interbank balances increased by € 10 billion. Pending settlements increased by € 4 billion on a net basis - despite being € 31 billion higher on a gross basis from seasonally low year-end levels. These increases were partly offset by Financial assets at fair value through OCI which decreased by € 23 billion. Off-balance sheet leverage exposures increased by € 13 billion corresponding to higher notional amounts for irrevocable lending commitments and the impact of the CRR amendments. Furthermore, SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) increased by € 4 billion, in line with the development on the balance sheet. In addition, the leverage exposure related to derivatives decreased by € 7 billion (excluding deductions of receivables assets for cash variation margin provided in derivatives transactions).

The increase in leverage exposure in the first nine months of 2021 included a foreign exchange impact of € 25 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

As of September 30, 2021, our leverage ratio according to transitional provisions was 4.9% (4.8 % as of December   31, 2020), calculated as Tier 1 capital according to transitional rules of € 53.8 billion over an applicable exposure measure of € 1,105 billion (€ 51.7 billion and € 1,078 billion as of December 31, 2020, respectively).

We exclude certain central bank exposures in the amount of € 104 billion as of September 30, 2021, based on Article 429a   (1)   (n) CRR and the ECB Decision 2021/1074. As we make use of this exemption, Article 429a   (7) CRR specifies that the applicable minimum leverage ratio must be increased to 3.2%. Note that until the first quarter of 2021 a similar exemption applied based on Article 500b CRR. Not applying the temporary exclusion of certain central bank exposures our leverage exposure was € 1,209 billion as of September 30, 2021, corresponding to a leverage ratio of 4.4 % on a fully loaded basis and 4.4 % on a phase-in basis.

Total loss absorbing capacity and minimum requirement for own funds and eligible liabilities

TLAC and MREL

in € m. (unless stated otherwise)	Sep 30, 2021	Dec 31, 2020
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	45,633	44,885
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	8,118	6,848
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,451	6,944
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	1,013	518
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,464	7,462
Total regulatory capital elements of TLAC/MREL	62,215	59,195

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	46,506	46,048
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	108,721	105,243
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	108,721	105,243
Senior preferred plain vanilla	5,150	3,658
Available Minimum Own Funds and Eligible Liabilities (MREL)	113,871	108,901

Risk Weighted Assets (RWA)	350,733	328,951
Leverage Ratio Exposure (LRE)	1,104,845	1,078,277
Total liabilities and own funds after prudential netting (TLOF)	1,075,044	1,018,744

TLAC ratio
TLAC ratio (as percentage of RWA)	31.00	31.99
TLAC requirement (as percentage of RWA)	20.52	20.52
TLAC ratio (as percentage of Leverage Exposure)	9.84	9.76
TLAC requirement (as percentage of Leverage Exposure)	6.00	6.00
TLAC surplus over RWA requirement	36,735	37,747
TLAC surplus over LRE requirement	42,430	40,547

MREL subordination
MREL subordination ratio (as percentage of TLOF)	10.11	10.33
MREL subordination requirement (as percentage of TLOF)	6.11	6.11
Surplus over MREL subordination requirement	43,036	42,999

MREL ratio
MREL ratio (as percentage of TLOF)	10.59	10.69
MREL requirement (as percentage of TLOF)	8.58	8.58
MREL surplus over requirement	21,632	21,494

TLAC

As of September 30, 2021, total loss absorbing capacity (TLAC) was € 108.7 billion and the corresponding TLAC ratios were 31.0% (RWA based) and 9.84% (Leverage exposure based), compared to € 105.2 billion TLAC and corresponding TLAC ratios of 32.0% (RWA based) and 9.76% (Leverage exposure based) as of December 31, 2020. This means that we have a comfortable buffer of € 36.7 billion over our total loss absorbing capacity minimum requirement.

MREL

As of September 30, 2021, total liabilities and own funds (TLOF) were € 1,075.0 billion and available MREL were € 113.9 billion, corresponding to a ratio of 10.59%, compared to € 1,018.7 billion TLOF and € 108.9 billion MREL and a ratio of 10.69 % as of December 31, 2020. This means that Deutsche Bank has a comfortable buffer of € 21.6 billion above our MREL.

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 137 % as of September 30, 2021, or € 59 billion of excess over the regulatory minimum of 100%. This compares to 145%, or € 66 billion of excess liquidity at December 31, 2020. The decrease in surplus was primarily driven by an increase in lending activity in Germany and higher outflows for commitments which was broadly offset by additional participation in the ECB’s TLTRO as well as an increases in deposits.

Stressed net liquidity position

The Group's internal eight week stressed Net Liquidity Position (sNLP) increased € 21.5 billion, from € 43.0 billion as of December   31, 2020 to € 64.5 billion as of September 30, 2021. The predominant driver of the increase was a change in presentation of available excess liquidity maintained at branches and subsidiaries within the Group where limited liquidity transfer restrictions exist. Previously, excess balances were not shown in the Group’s net sNLP metric but are now being reflected. The impact of this presentational change was € 18.6 billion. The remaining increase of € 2.9 billion was primarily driven by additional TLTRO participation and deposit increase, partially offset by loan growth and a reduction in modelled outflows.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held). The NSFR as of September 2021, was 123 % or a surplus over requirements of € 109 billion, both on a preliminary basis.

IFRS 9 Impairment

Model overview

During the nine months ended September 30, 2021, the Group continues to apply the same IFRS 9 Impairment Approach as disclosed in Deutsche Bank’s Annual Report 2020. As part of the Group’s overall control and governance framework, Deutsche Bank assesses each reporting period whether any overlays to its IFRS 9 model are required. This model monitoring framework considers whether there are risks not captured in the model such as a sudden change in the macroeconomic environment, identification of model limitations or routine model enhancements that have not yet been fully reflected. Overall, the model monitoring framework ensures the Group reports management’s best estimate of its expected credit losses at each reporting date.

During 2020, it was management’s opinion that the most representative approach for estimating Expected Credit Losses (ECLs) during the COVID-19 pandemic was to reduce the weight of short-term forecasts and derive adjusted model inputs based on longer term averages. For this reason, the Group applied an overlay to its standard IFRS 9 model in 2020.

In early 2021, management determined that this approach was no longer required because forecasts of macroeconomic variables (MEVs) regained their relevance. As a result, the Group did not apply the above overlay post year end 2020 and returned to its standard IFRS 9 approach in 2021.

The tables below contain the MEV included in the application of forward-looking information in our ECL model as of September   30, 2021 (which includes the more granular approach implemented in second quarter 2021) and for the year ended December   31, 2020 (which applied the three year averaging).

Forward-looking information applied

	as of September 2021¹
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1798.70	1728.80
Commodity - WTI	67.10	64.90
Credit - CDX Emerging Markets	171.90	206.70
Credit - CDX High Yield	284.80	315.00
Credit - CDX IG	53.40	56.90
Credit - High Yield Index	3.50	3.90
Credit - ITX Europe 125	53.80	61.80
Equity - MSCI Asia	1619	1632
Equity - Nikkei	29735	31210
Equity - S&P500	4456	4778
GDP - Developing Asia	6.26%	5.83%
GDP - Emerging Markets	6.11%	5.21%
GDP - Eurozone	7.39%	3.44%
GDP - Germany	4.62%	2.48%
GDP - Italy	5.26%	2.55%
GDP - USA	5.23%	3.05%
House Prices - Commercial Real Estate Index	310.20	338.10
Unemployment - Eurozone	7.70%	7.40%
Unemployment - Germany	3.50%	3.20%
Unemployment - Italy	9.80%	9.50%
Unemployment - Japan	2.90%	2.70%
Unemployment - Spain	15.10%	14.00%
Unemployment - USA	4.70%	4.00%

1 Year 1 equals Q1 2021 to Q1 2022, Year 2 equals Q2 2022 to Q1 2023.

as of December 20201,2
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)
Credit - ITX Europe 125	52.81	−	−
FX - EUR/USD	1.20	−	−
GDP - Eurozone	1.38%	4.37%	2.32%
GDP - Germany	1.54%	4.01%	2.08%
GDP - Italy	1.92%	3.80%	1.93%
GDP - USA	2.80%	3.35%	2.29%
Rate - U.S. Treasury 2y	0.17%	−	–
Unemployment - Eurozone	8.86%	8.35%	7.94%
Unemployment - Germany	4.30%	3.95%	3.72%
Unemployment - Italy	10.65%	10.38%	9.85%
Unemployment - Spain	17.89%	16.32%	15.49%
Unemployment - USA	6.40%	5.19%	4.46%

1 Rates, FX and credit spreads as per 7 December 2020; GDP, unemployment forecasts updated per 16 December 2020.

2 Year 1 equals Q4 2020 to Q3 2021, Year 2 equals Q4 2021 to Q3 2022 and Year 3 equals Q4 2022 to Q3 2023.

Overlays applied to model output

In the third quarter of 2021, the Group applied the following overlays to its IFRS9 Model output:

  Model calibration: In the second quarter of 2021, the Group applied a management overlay to address significant year on year movements in certain macroeconomic variables (MEV) (in particular GDP), which were identified as being outside the calibrated range. Since the model was not calibrated to deal with such extreme movements, it is management’s view that the model is underestimating the amount of expected credit losses required at the reporting date. As of third quarter 2021, the year on year movements of these MEV outside the calibrated range have slightly decreased (i.e. some of the MEV movements are now closer to the calibrated range). As a result, a slightly smaller overlay was required at the reporting date.
  Remaining COVID-19 uncertainties: During the quarter, the Group continued to monitor the loans and advances subject to moratoria in Spain and Italy. The Group gained positive experience in the first nine months of 2021 with borrowers in Germany rolling off moratoria and continuing with normal payment schedules, which triggered the Group to perform an individual assessment of clients on moratoria in Italy and Spain in the third quarter 2021. Based on the results of this assessment, management believes the risk of these borrowers’ inability to pay once the moratoria ends has substantially decreased. Therefore, in management’s view the overlay related to the Spain and Italy moratoria is no longer needed as of September   30, 2021.

  Recalibrations required due to the new Definition of Default (nDoD): In the third quarter of 2021, Deutsche Bank implemented the nDoD which is the trigger for Stage 3 in Deutsche Bank’s IFRS 9 framework. The nDoD consists of two EBA guidelines. One guideline comprises an EBA technical standard regarding the materiality threshold for credit obligations past due (implemented with ECB regulation (EU) 2018/1845) and the second guideline covers the application of the definition of default.
  The implementation of the nDoD mainly impacted the Private Bank, where the Stage 3 population in the homogeneous portfolios increased, which led to an increase of ECLs. The implementation of the nDoD only impacted clients with immaterial loss expectations. Management is of the view that this resulted in an overstatement of ECLs in Stage 3 and did not reflect the loss expectations for the impacted portfolios at the reporting date. In particular, as a result of the nDoD implementation, the Loss Given Default (LGD) parameter must be recalibrated in the model. However, as this recalibration is only expected in 2022 once a sufficient amount of loan loss experience is available for a statistical recalibration, an overlay was recorded in third quarter 2021 to accelerate the expected LGD recalibration effects.

The overlays described above and their impact on the third quarter 2021 results are not material to the Group.

The overall provision for credit losses reported by the Group was € 117 million in the third quarter of 2021 (€ 75 million in the second quarter of 2021), which is a decrease from the € 273 million recorded in the third quarter of 2020. The changes to the previous quarter mainly result from: Higher credit loss provisions of € 199 million for defaulted clients, mainly in the Private Bank, which were partly compensated by € 13 million of releases from the inclusion of forward-looking-information based on the latest improved consensus forecast, the effects of the management overlays discussed above and € 69 million of Stage   1 and Stage   2 reductions, mainly driven by transfers of Credit Loss Allowance into Stage 3 in the Private Bank following the implementation of the nDoD.

In the first nine months of 2021, the provision for credit losses was €   261   million, which is significantly lower than the €   1.5   billion recorded for the same period in 2020 and mirrors the overall improved credit environment.

Model sensitivity

In order to illustrate the sensitivity of our model with respect to future changes in MEVs, we have calculated the ECL impact for Stages 1 and 2 in a Downward and Upward shift across all scenarios used in the ECL calculation. Both shifts are applied in addition to the baseline ECL as of September 30, 2021, by specifying Downward and Upward MEV values that are all either one standard deviation above or below the baseline forecasts (e.g., shifting forecasted GDP rates by 2 percentage points on average).

The ECL for Stage 3 is not affected and not reflected in the sensitivity analysis as its modelling is independent of the macroeconomic scenarios. The downward shift resulted in an ECL increase of € 387 million (December   31, 2020: €   500   million) whereas the Upward shift reduced ECL by € 188   million (December 31, 2020: € 258 million). The sensitivity analysis does not consider any changes we might have made to our management overlays as a result of using different MEVs.

Measures in context of COVID-19 pandemic

Focus industries in light of COVID-19 pandemic

The recovery of the global economy has accelerated along with progress of COVID-19-vaccination in the first nine months of 2021 in key economies, which is expected to continue supporting corporate earnings. However, there continues to be a significant dispersion in the recovery between sectors with certain industries seeing more persistent impacts from the COVID-19 pandemic.

Key focus sectors accounted for approximately 9 % of the loan book and approximately 33 % of Stage 3 credit loss provisions of the Group in the nine months ended September 30, 2021. For further details on Deutsche Bank’s “Focus Industries in light of COVID-19 Pandemic” please refer to Deutsche Bank’s Annual Report 2020:

  Commercial real estate (CRE) (€ 31 billion loan exposure as of September 30, 2021, versus € 27 billion as of December   31, 2020): CRE exposure accounts for 7 % of the loan book and comprises CRE Group (€ 19 billion), APAC CRE exposures in the Investment Bank (€ 6 billion) and non-recourse CRE business in the Corporate Bank (€ 6 billion). The risk profile of the portfolio improved moderately in the third quarter 2021 as global economies and CRE markets continued their recovery and the US hospitality sector benefitted from a strong summer travel season. The pace of new loan modifications continued to decline. Moderate loan-to-value ratios (LTVs) averaging approximately 60 % provide a substantial buffer to absorb declines in collateral values.
  Retail (excluding food/staples) (€ 4 billion loan exposure as of September 30, 2021, versus € 4 billion as of December   31, 2020): The sector is benefitting from the re-opening after a prolonged period of COVID-related restrictions. However, some segments are suffering from supply shortages, currently, and the pandemic has added to the structural challenges that the sector is facing from digitalization. Portfolio risks are mitigated by a focus on strong global brands with approximately two third of net credit limits relating to investment grade rated clients.
  Aviation (€ 3 billion loan exposure as of September 30, 2021, versus € 3 billion as of December 31, 2020): Whilst first signs of a sector recovery have been seen, traffic volumes remained materially below 2019 levels. A return to pre-COVID-19 passenger volumes is not expected for several years. The portfolio benefits from a significant share of secured aircraft financing which is biased towards newer/ liquid aircraft. The unsecured portfolio is focused on developed market flag carriers, many of which benefit from robust government support packages.
  Leisure (€ 2 billion loan exposure as of September 30, 2021, versus € 2 billion as of December 31, 2020): The industry has been hit by a very sharp decline in both business and private travel during lockdowns. Volumes are unlikely to recover to pre-crisis levels in the near-term. Our portfolio is biased towards industry leaders in the hotels and casinos segment, mostly domiciled in the U.S. market.

Legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 pandemic

In 2020, the European Banking Association (EBA) issued a “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures”, along with guidance on legislative and non-legislative moratoria. For additional details on the Statement and guidelines issued by EBA, see Deutsche Bank’s “IFRS 9 – Application of EBA guidance regarding Default, Forbearance and legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 Pandemic” in Deutsche Bank’s Annual Report 2020:

The following table provides an overview of active and expired loans and advances subject to EBA-compliant moratoria, loans and advances subject to COVID-19 related forbearance measures and newly originated loans and advances subject to a public guarantee scheme in the context of the COVID-19 pandemic as of September 30, 2021 and December 31, 2020.

Overview of active and expired moratoria and guarantee schemes in light of COVID-19 pandemic

	Sep 30, 2021			Dec 31, 2020
in € m.	Loans and advances subject to EBA-compliant moratoria	Loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 pandemic1	Loans and advances subject to EBA-compliant moratoria	Other loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 pandemic
Corporate Bank	545	2,723	2,644	610	2,956	2,362
Investment Bank	108	3,737	60	107	4,353	60
Private Bank	6,614	1,064	1,554	7,499	1,114	1,124
Capital Release Unit	389	2	0	433	0	0
Total	7,655	7,526	4,258	8,649	8,424	3,546

1 Excluding € 0.3 billion as of September 30, 2021 and € 0.3 billion as of December 31, 2020 which qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9.

Breakdown of COVID-19 related measures by stages

	Sep 30, 2021
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	5,524	(11)	3,545	(6)	3,504	(2)
Stage 2	1,447	(37)	2,897	(40)	656	(7)
Stage 3	684	(150)	1,084	(117)	99	(11)
Total	7,655	(199)	7,526	(163)	4,258	(20)

	Dec 31, 2020
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	6,464	(23)	5,746	(18)	3,135	(3)
Stage 2	1,872	(63)	1,994	(54)	360	(4)
Stage 3	313	(69)	684	(80)	51	(4)
Total	8,649	(155)	8,424	(152)	3,546	(11)

COVID-19 related forbearance measures: As of September 30, 2021, COVID-19 forbearance measures have been granted to €   7.5   billion outstanding loans and advances; reflecting a broad range of relief from modifications of contract conditions including covenants in the respective loan contract, extension of grace periods to payment deferrals. As of September   30, 2021, over 85 % of clients are still performing and the Bank continues to remain at a stable ECL level. Over half of the forbearance measures consisted of contract modifications unrelated to payment deferrals. All forborne loans and advances are required to be classified as forborne until a 24-months’ probation period has been reached.

EBA-compliant moratoria: The moratorium for SMEs and Corporates in Italy was originally scheduled to end on September   30, 2020 but has been further extended until December 2021. Also, the Spanish government extended the legislative Spanish moratoria for SMEs and Corporates up and to 2021. Non-legislative moratoria: The non-legislative moratorium launched in Italy to support consumer finance clients from January 2021 until the end of March 2021 have all expired.

During the first nine months of 2021, the number of clients and volumes under moratoria have significantly reduced due to repayments, from peak levels in the second quarter 2020. As of September 30, 2021, only € 0.7 billion of moratoria are still active, mainly in Italy. All others have expired already. More than 91 % of these clients who took advantage of moratoria have now resumed payments. The transition is actively managed whereby we contact each private client in order to ensure the clients are aware and able to resume payments before leaving moratoria.

Newly originated loans and advances subject to a public guarantee scheme: The Group has originated approximately € 4.5 billion of loans under the public guarantee scheme until September 2021 and in most cases the terms of the new originated loans and advances are between two and five years. Approximately € 2.4 billion of loans were granted in Germany via programs sponsored by KfW, of which, € 0.3 billion were derecognized as the terms of the loan and guarantee met the criteria for derecognition under IFRS 9, and € 1.5 billion were originated in Spain and € 0.5 billion in Luxembourg. As of September 30, 2021, 99.4 % of the loans that were granted public guarantees continue to make regular repayments.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment

	Sep 30, 2021					Dec 31, 2020
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	694,446	39,690	11,350	1,339	746,825	651,637	35,372	10,655	1,729	699,393
of which: Loans	405,874	38,275	10,762	1,323	456,234	385,422	34,537	10,138	1,710	431,807
Allowance for credit losses²	411	550	3,786	180	4,928	544	648	3,614	139	4,946
of which: Loans	392	548	3,682	175	4,797	522	647	3,506	133	4,808

Fair value through OCI
Fair value	32,101	354	109	0	32,564	55,566	163	105	0	55,834
Allowance for credit losses	15	11	8	0	34	12	6	2	0	20

Off-balance sheet
Notional amount	269,921	15,759	2,512	11	288,202	251,545	8,723	2,587	1	262,856
Allowance for credit losses³	95	137	184	0	415	144	74	200	0	419

1 Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2 Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of September 30, 2021 and € 5 million as of December 31, 2020.

3 Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of September 30, 2021 and € 4 million as of December 31, 2020.

Additional information

Management and Supervisory Board

Management Board

There were no changes in the third quarter of 2021 on the Management Board.

Supervisory Board

There were no changes in the third quarter of 2021 on the Supervisory Board.

Capital expenditures and divestitures

During the first nine months of 2021, the Group made the following significant divestitures:

In August 2021, Deutsche Bank SpA signed an agreement to sell its financial advisors network in Italy (Deutsche Bank Financial Advisors) to Zurich Italy. The transaction is subject to regulatory approval and is expected to close in 2022.

In September 2021, DWS and BlackFin Capital Partners (BlackFin) have agreed on a long-term strategic partnership to jointly evolve the digital investment platform into a platform eco system that provides comprehensive digital investment solutions and services to distribution partners, institutional investors and retail clients. It was agreed that DWS will transfer its digital investment platform into a joint venture with BlackFin, maintaining a stake of 30 percent. The transaction is still subject to the approval of the relevant authorities. As of September 30, 2021, the Group has classified the related assets and liabilities in the transaction perimeter as a disposal group held-for-sale. Closing of the transaction is expected for the second half of 2022.

The Group did not make any significant capital expenditures in the nine months ended September 30, 2021.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the nine-month period ended September 30, 2021 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

For the three-month period ended September 30, 2021, the application of the EU carve out version of IAS 39 had a positive impact of € 45 million on profit before tax and of € 28 million on profit after tax. For the same time period in 2020 the application of the EU carve out had a negative impact of € 12 million on profit before taxes and of € 9 million on profit post taxes. For the nine-month period ended September 30, 2021, the application of the EU carve out version of IAS 39 had a negative impact of €   276   million on profit before tax and of € 187 million on profit after tax. For the same time period in 2020 the application of the EU carve out had a positive impact of € 65 million on profit before taxes and of € 38 million on profit post taxes. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. For the nine-month period ended September 30, 2021, application of the EU carve out had a negative impact on the CET   1 capital ratio of about 5 basis points and a positive impact of about 1 basis point for the nine-month period ended September   30, 2020.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2021, the related consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2021 as well as other information (e.g., Basis of preparation/impact of changes in accounting principles).

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2020, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to the COVID-19 pandemic, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In the third quarter 2021, the Group introduced refinements to its expected credit loss (ECL) model under IFRS 9. In particular, the Group adjusted its approach to reflect a new definition of default for regulatory purposes that the Group uses for its ECL modelling under IFRS 9. This led to migrations in the IFRS 9 impairment stages such that transactions moved to Stage 3. This in turn necessitates a recalibration of the Loss Given Default (LGD) factor in the ECL model. An overlay was recorded in the third quarter 2021 to record the expected LGD impact while the LGD recalibration implementation in the ECL model is ongoing. Therefore, while the implementation of the new definition of default is a change in estimate in respect of the Group’s ECL, the overall effect is immaterial when considered together with the resulting LGD recalibration. For further details please refer to risk information and the sections “IFRS 9 impairment” and “Measures in context of COVID-19 pandemic”.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first nine months of 2021.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On January 1, 2021, the Group adopted amendments to IFRS 9, “Financial Instruments”, IAS 39, “Financial Instruments: Recognition and Measurement“, IFRS 7, “Financial Instruments: Disclosures”, IFRS 4, “Insurance Contracts” and IFRS   16, “Leases” as Phase 2 of the IASB’s project addressing the potential effects from the reform of the Interbank Offered Rate (“IBOR”) on financial reporting. The Group adopted Phase 1 requirements on January 1, 2019. Although the path for IBOR transition is well progressed (including the timeline of IBOR cessation and for some contracts the replacement rate and spread adjustment), some uncertainties still remain such that the Phase 1 related reliefs continue to apply.

The amendments in Phase 2 deal with replacement issues, therefore, they address issues that might affect financial reporting when an existing interest rate benchmark is actually replaced. This includes modification of financial assets, financial liabilities and lease liabilities as well as specific hedge accounting requirements. The amendments introduce a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is introduced for lessee accounting applying IFRS 16, whereby when assessing the lease modification due to IBOR reform the discount rate used in calculating the revised carrying value of the lease liability is amended for the change in the benchmark rate only. In addition, under the amendments hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments also require additional disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks. In addition, the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition requires disclosure.

The Group established a Group-wide IBOR & EU Benchmark Regulation transition program in 2018, aimed at managing a smooth transition from LIBOR and other IBORs to the new Risk-free Rates (RFRs). The program is sponsored by the Chief Financial Officer and has senior representation from each division, region and infrastructure functions. The program has been focused on identifying and quantifying exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating existing contracts that reference IBORs. Progress updates are provided monthly to the Group’s IBOR Transition Steering Committee and the CFO. Oversight of the program to prepare for the transition has been a major focus along with activities across all three lines of defense to minimize risk and disruption to customers.

The Group has significant exposure to IBORs predominantly in financial instruments and many of these contracts mature after the cessation dates for each benchmark. The Group’s exposures from derivatives results from transactions that are entered into in order to make markets for its clients and hedge its risks as well as from loans and deposits, bonds and securitizations. The Group has detailed plans, processes and procedures in place to support the transition by their planned cessation date.

As part of the program, the Group has undertaken a comprehensive transformation risk assessment which is refreshed regularly and has identified key inherent risks and mitigating actions to improve the control environment. Key risks include business strategic risk, legal and compliance risk, conduct risk, liquidity risk, market risk, credit risk, operational risk, transition risk, model risk, accounting, financial reporting and tax risk, information security and technology transformation risk.

The Group continues to implement plans, aiming to mitigate the risks associated with the expected discontinuation of IBOR-referenced benchmark interest rates, including LIBOR. In this regard, the Group:

  has reviewed the fallback language for LIBOR-linked instruments including the development of a new framework introduced to quantify the potential impact of positions difficult to transition, referred to as “tough legacy”;
  has active cross functional and advocacy channels to ensure continued appropriate offering of RFR linked products to clients and gauge their adoption appetite in RFR related products. A Conduct Risk Advisory forum was initiated in the beginning of 2020, aiming to discuss and review all conduct risks types (including new risks and current plan) relevant for the IBOR transition;
  plans and implements the transition of its interest rate risk hedge accounting programs to the risk-free rates.
  proactively engages with clients to facilitate and support the transition of financial instruments to new RFRs.

Although the Group has significant exposure to IBORs predominantly in financial instruments, the amendments did not have a material impact on transition on the Group’s consolidated financial statements.

In the third quarter of 2021, the Group has made positive progress in our transition activities, particularly in IBORs that are due to cease publication on 31st December 2021. Specifically, the Group:

  are able to offer clients the majority of products on an RFR equivalent basis;
  have fallback language in place for the majority of the Group’s bilateral derivative transactions;
  are proactively using effective fallback language available when conducting any new IBOR based transactions;
  have discussed IBOR transition with the majority of institutional and corporate clients;
  actively transitioned many existing contracts from IBOR to RFR with clients;
  migrated our risk and pricing architecture from GBP LIBOR and CHF LIBOR to SONIA and SARON respectively, including our capital calculations;
  approved the upcoming change in the hedge documentation for the transition of GBP LIBOR, CHF LIBOR and EONIA to SONIA, SARON and ESTR respectively and are in the process of transitioning the hedged risk in the hedge accounting relationships to the RFRs.

As the industry transitions from IBOR to RFR, market liquidity is expected to reduce in IBOR based financial instruments and to increase in RFR based financial instruments. The valuation of financial instruments is accordingly expected to be derived with reference to RFRs. This is not expected to have a material impact on the Group’s consolidated income statement. In some jurisdictions and in some currencies, there are multiple reference rates emerging that may be adopted in certain financial instruments. The Group continues to examine these reference rates and will monitor market developments over time.

IFRS 4 “Insurance Contracts”

On January 1, 2021, the Group adopted amendments to IFRS 4 “Insurance Contracts” which extend the temporary exemption to apply IFRS 9 to annual periods beginning on or after January 1, 2023. The amendments did not have a material impact on the Group’s consolidated financial statements.

IFRS 16 “Leases”

On August 30, 2021, the Group adopted amendments to IFRS 16 “Leases” that extend the previously provided exemption for lessees from assessing whether a COVID-19-related rent concession is a lease modification to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022 (rather than only payments originally due on or before June 30, 2021). The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2021 and therefore have not been applied in the first nine months of 2021.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

In June 2020, the IASB issued amendments to IFRS 17 “Insurance Contracts” that address concerns and implementation challenges that were identified after IFRS 17 was published in 2017. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. These amendments have yet to be endorsed by the EU.

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

In May 2020, the IASB issued amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” to clarify what costs an entity considers in assessing whether a contract is onerous. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements.

IAS 12 “Income Taxes”

In May 2021, the IASB issued amendments to IAS 12 “Income Taxes”. They change the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 1 “Presentation of Financial Statements”

In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Improvements to IFRS 2018-2020 Cycles

In May 2020, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2018-2020 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IFRS 16 “Leases” and IAS 41 “Agriculture”. The amendments to IFRS 9 clarify which fees an entity includes when assessing whether to derecognize a financial liability. The amendments will be effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements.

Business segments

Commencing from first quarter of 2021, Corporate Bank reports revenues in three categories: Institutional Client Services, Corporate Treasury Services and Business Banking. Institutional Client Services comprises of Cash Management for Institutional clients, Trust and Agency Services, as well as Securities Services, all of which were previously reported under “Global Transaction Banking’. Corporate Treasury Services provides the full suite of Trade Finance and Lending, as well as Corporate Cash Management for large and mid-sized corporate clients, previously reported under ‘Global Transaction Banking’ and ‘Commercial Banking Germany’. Business Banking – previously reported under ‘Commercial Banking Germany’ - covers small corporates and entrepreneur clients and offers a largely standardized product suite.

Commencing from the second quarter of 2021, Investment Bank presents CLO recovery gains and losses in its revenue category “Other”. Previously these gains and losses were presented in “FIC Sales & Trading” and “Origination & Advisory”. Prior period data has been reclassified.

In addition, based on management decisions during the reporting period further divisional changes were introduced. The prior year segmental information is presented in the current structure.

Impact of COVID-19

In this section we provide information on COVID-19 related topics.

Moratoria, government assistance and grants

The following summarizes the impact on the Group of its participation in Moratoria, Government Assistance Programs and grants as well as ECB Targeted Longer-term Refinancing Operations related to COVID-19.

Government and private sector debt moratoria

During the first nine months of 2021, the Group participated in both legislative and non-legislative moratoria schemes primarily in relation to its retail and commercial loan portfolios. Upon granting the moratoria, the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in the carrying value was taken as a loss to Interest income in Profit and loss. The amount was not material to the Group.

Government assistance via guarantees and sponsored lending for COVID-19 impacted borrowers

After the outbreak of the COVID-19 pandemic, a number of states issued programs offering guarantee schemes for borrowers impacted by COVID-19. The Group has provided approximately €   4.5   billion of loans of which €   0.3   billion qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9. These newly originated loans and advances subject to a public guarantee scheme are mainly guaranteed by KfW, a government-owned promotional bank and also via similar loan guarantees offered by the Luxembourg Public Investment Bank and by the Ministry of Economic Affairs and Digital Transformation (MINECO) of Spain.

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its Targeted Longer-Term Refinancing Operations III (TLTRO III)-refinancing program in order to support further the provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the COVID-19 pandemic.

The base interest rate under the TLTRO III-refinancing program is the average of the main refinancing operations rate with the exception of the period from June 24, 2020 to June 23, 2022, when a discount of 50 basis points applies (“base rate discount”). The applicable interest rate under the TLTRO III-refinancing program can further reduce by “new lending discounts” that apply if certain net lending thresholds are met. Accordingly, banks whose eligible net lending exceeds 0 % between March   1, 2020 and March 31, 2021 pay a rate 0.5 % lower than the average deposit facility rate for borrowings between June   24, 2020 and June 23, 2021. The interest rate outside of the period from June 24, 2020 to June 23, 2021 will be the average interest rate on the deposit facility (currently (0.5) %) with exception of the period from June 24, 2021 to June   23, 2022 when banks pay a rate 0.5 % lower than the average deposit facility rate for borrowings provided their eligible net lending exceeds 0   % between October 1, 2020 and December 31, 2021.

As of September 30, 2021, the Group has borrowed €   44.7   billion under the TLTRO III-refinancing program. The Group accounts for the base rate discount and the new lending discounts as government grant under IAS 20. The income from the government grant is presented in net interest income. The Group recognizes the benefit from the TLTRO III refinancing program in the period in which the grant is intended to compensate the Group for the related borrowing costs if it has established reasonable assurance that it will meet the relevant lending thresholds. As of September 30, 2021, the Group met the requirements for recognition of the base rate discount and the new lending discounts for the periods from June 24, 2020 to June   23, 2021 and from June 24, 2021 to June 23, 2022. As a result, the Group applies an all-in rate of (1) % which, for the nine-month periods ended September 2021 resulted in interest income recognition of € 380 million and for the three-month periods ended September 30, 2021, resulted in interest income recognition of € 98 million.

Goodwill and other intangible assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of September 30, 2021, an assessment was performed to evaluate if there is an indication that impairment existed at that date. This assessment did not result in any indication of impairment of the Group’s goodwill or the indefinite life intangible asset related to retail investment management agreements (shown under unamortized intangible assets) allocated to the Asset Management CGU.

As part of the assessment, the assumptions and their sensitivities of the annual goodwill impairment test were reviewed and did not indicate an impairment. In addition, the assessment included review of the main input parameters for the retail investment management agreement intangible valuation, and their sensitivities, and did not indicate an impairment either.

Following the acquisition of a payment service provider (Better Payment Germany GmbH) in September 2021, as part of the purchase price allocation, the Group had initially recorded a goodwill of € 3 million assigned to the Corporate Bank (CB) CGU. Given the specific valuation of the CB CGU at the balance sheet date, the new goodwill was considered impaired and fully written off in the third quarter 2021.

Impact of Deutsche Bank’s transformation

On July   7, 2019, Deutsche Bank announced a number of transformational measures relating to the Group’s businesses and its organization. The immediate and secondary impacts that these measures had on the Group’s operating results and financial position are disclosed below.

Impairment and amortization of self-developed software and other related impacts

In line with the transformation announcement, the Group reviewed current platform software and software under construction assigned to businesses subject to the transformation strategy. Accordingly, the reassessment of the respective recoverable amounts led to an impairment of self-developed software of €   130   million and of € 0 million for the three months ended September 30, 2021 and 2020, respectively. For the first nine months of 2021 and 2020, the respective amounts were €   130   million and of €   33   million. Most of the software impairment of €   130   million is predominantly related to the implementation of cloud computing.

In addition, the Group recorded amortization on software and other related impacts subject to the transformation strategy of €   371   million and € 40 million for the three months ended September 30, 2021 and 2020, respectively. For the first nine months of 2021 and 2020, the respective amounts were € 422 million and of € 133 million. The charges for 2021 include €   346   million related to the settlement of an IT service contract in September 2021 as well as amortization on software. The impairment write-down as well as the software amortization are included within the general and administrative expenses of the Group’s results in 2021 and 2020, respectively.

Impairment of Right-of-Use assets and other related impacts

The Group recognized impairments, accelerated or higher depreciation of Right-of-Use (RoU) assets, asset write downs and accelerated depreciation on leasehold improvements and furniture, onerous contracts provisions for non-lease costs, depreciation of capitalized reinstatement costs and other one-time relocation costs of € 40 million and € 50 million for the three months ended September 30, 2021 and 2020, respectively. For the first nine months of 2021 and 2020, the respective amounts were €   141   million and of € 71 million. Certain of these costs related to incremental or accelerated decisions are driven by the changes in our expected operations due to the COVID-19 pandemic.

Deferred tax asset valuation adjustments

Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. In connection with the transformation the Group adjusted the estimate related to deferred tax assets in affected jurisdictions, such as the UK and the U.S., and recognized € (21) million and € (10) million of valuation adjustments in the three months ended September 30, 2021 and 2020, respectively. For the nine months ended September 30, 2021 and 2020, the respective amounts were € 0 million and € 25 million.

Restructuring and severance charges

Starting with the announcement of the transformation of Deutsche Bank on July 7, 2019, we designated all restructuring expenses as related to the transformation announcement and the subsequent business re-organization and perimeter changes resulting in € 5 million and € 185 million restructuring expenses for the Group for the three months ended September 30, 2021 and 2020, respectively. For the first nine months of 2021 and 2020, the respective amounts were € 107 million and € 382 million. These charges are comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. 443 full-time equivalent employees (FTE) were impacted by the reorganization and changes during the nine months ended September 30, 2021.

In addition to these restructuring expenses, € 33 million and € 58 million of severance related to the transformation announcement were recorded for the three months ended September 30, 2021 and 2020, respectively. For the first nine months of 2021 and 2020, the respective amounts were € 111 million and of € 134 million.

Other transformation related expenses

As a result of the strategic transformation, the Group recognized other transformation related expenses including expenses for Audit, Accounting & Tax, consulting fees and IT consulting fees of € 41 million and € 15 million for the three months ended September 30, 2021, and 2020, respectively. For the first nine months of 2021 and 2020, the respective amounts were €   105   million and of € 47 million.

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020
Interest and similar income	4,191	4,032	12,460	14,050
Interest expense	1,423	1,406	4,244	5,068
Net interest income	2,768	2,626	8,216	8,983
Commissions and fee income	2,634	2,299	7,946	6,965
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	673	881	3,257	1,820
Net gains (losses) on derecognition of financial assets measured at amortized cost	0	94	5	327
Net gains (losses) on financial assets at fair value through other comprehensive income	59	50	188	237
Net income (loss) from equity method investments	(8)	22	56	82
Other income (loss)	(130)	(21)	118	97
Total noninterest income	3,227	3,324	11,570	9,527
Total net revenues	5,995	5,950	19,786	18,510

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020
Earnings per common share:1,2
Basic	€ 0.13	€ 0.14	€ 0.92	€ (0.02)
Diluted	€ 0.13	€ 0.13	€ 0.90	€ (0.02)
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,096.4	2,104.2	2,096.3	2,110.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,143.6	2,157.3	2,139.8	2,110.0

1 Earnings were adjusted by € 363 million and € 349 million before tax for the coupons paid on Additional Tier 1 Notes in April 2021 and April 2020, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33. This adjustment created a net loss situation for Earnings per Common Share for the nine months ended September 30, 2020.

2 Due to the net loss situation for the nine months ended September 30, 2020 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 66.9 million shares for the nine months ended September 30, 2020, respectively.

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020
Profit (loss) recognized in the income statement	300	317	2,381	397
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	67	(293)	565	(133)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(7)	(88)	(19)	36
Total of income tax related to items that will not be reclassified to profit or loss	13	159	(126)	73
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(13)	107	(339)	498
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(59)	(50)	(188)	(237)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	0	2	23	(15)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(18)	1	(38)	0
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	319	(805)	784	(1,254)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(2)	0	(14)	0
Equity Method Investments
Net gains (losses) arising during the period	1	(1)	(5)	0
Total of income tax related to items that are or may be reclassified to profit or loss	52	(11)	230	(118)
Other comprehensive income (loss), net of tax	352	(978)	873	(1,150)
Total comprehensive income (loss), net of tax	653	(661)	3,254	(753)
Attributable to:
Noncontrolling interests	43	(6)	139	41
Deutsche Bank shareholders and additional equity components	610	(655)	3,115	(793)

Provisions

As of September 30, 2021, the Group recognized € 2.5 billion (December 31, 2020: € 2.4 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2020 describe our provisions as of December 31, 2020, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of September 30, 2021, the Group recognized provisions relating to civil litigation of € 0.6 billion (December 31, 2020: € 0.4 billion) and provisions relating to regulatory enforcement matters of € 0.4 billion (December 31, 2020: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized, as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of September 30, 2021, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.9 billion for civil litigation matters (December 31, 2020: € 2.1 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2020: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2020 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

BGH. On April 27, 2021, the German Federal Court of Justice (BGH) issued a ruling that certain clauses used in the Bank’s General Terms and Conditions, which assume the customer consents following a notice and non-objection period, are void in relation to consumers (Verbraucher). The Group received the written reasoning for this judgment on May 27, 2021. The relevant clauses were widely used in the German banking industry. The BGH overturned the prior decisions of both the Regional Court and Higher Regional Court of Cologne, which had dismissed the claim brought forward by a consumer protection association. As a result of this ruling, fees introduced or increased on the basis of this modification mechanism are potentially ineffective and consumers (Verbraucher) can claim repayment of respective banking fees for periods starting 2018. The Group has established a civil litigation class provision in the second quarter of this year with respect to this matter.

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 41   % for the third quarter of 2021 and 36 % for the prior year’s comparative period. The tax rate was 34 % for the nine months ended September 30, 2021 and 49 % for the prior year’s comparative period. For the segments, the applied tax rate was 28   % for 2021 and all quarters in 2020.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	292	861	158	193	(344)	(650)	509
Profit (loss)	210	620	114	139	(248)	(534)	300
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	23	23
Profit (loss) attributable to DB shareholders and additional equity components	210	620	114	139	(248)	(557)	277
Profit (loss) attributable to additional equity components	21	51	25	4	10	0	112
Profit (loss) attributable to Deutsche Bank shareholders	189	569	88	134	(257)	(557)	166
Average allocated shareholders’ equity	10,365	24,536	12,648	4,914	4,369	143	56,975
Deduct: Average allocated goodwill and other intangible assets1	739	1,108	1,251	2,893	92	0	6,082
Average allocated tangible shareholders’ equity	9,627	23,428	11,397	2,021	4,277	143	50,893
Post-tax return on average shareholders’ equity	7.3%	9.3%	2.8%	10.9%	(23.6%)	N/M	1.2%
Post-tax return on average tangible shareholders’ equity	7.8%	9.7%	3.1%	26.6%	(24.1%)	N/M	1.3%

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Three months ended Sep 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	185	954	0	163	(427)	(381)	494
Profit (loss)	133	687	0	117	(308)	(312)	317
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	31	31
Profit (loss) attributable to DB shareholders and additional equity components	133	687	0	117	(308)	(343)	286
Profit (loss) attributable to additional equity components	18	44	20	3	11	0	96
Profit (loss) attributable to Deutsche Bank shareholders	116	643	(20)	114	(319)	(343)	191
Average allocated shareholders’ equity	9,692	23,293	11,499	4,657	5,748	(41)	54,848
Deduct: Average allocated goodwill and other intangible assets1	630	1,062	1,235	2,961	138	0	6,026
Average allocated tangible shareholders’ equity	9,062	22,231	10,265	1,696	5,610	(41)	48,822
Post-tax return on average shareholders’ equity	4.8%	11.0%	(0.7%)	9.8%	(22.2%)	N/M	1.4%
Post-tax return on average tangible shareholders’ equity	5.1%	11.6%	(0.8%)	26.8%	(22.7%)	N/M	1.6%

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Nine months ended Sep 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	772	3,396	417	556	(1,011)	(546)	3,584
Profit (loss)	556	2,445	300	401	(728)	(593)	2,381
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	92	92
Profit (loss) attributable to DB shareholders and additional equity components	556	2,445	300	401	(728)	(685)	2,289
Profit (loss) attributable to additional equity components	59	140	70	11	28	0	308
Profit (loss) attributable to Deutsche Bank shareholders	497	2,305	231	389	(756)	(685)	1,982

Average allocated shareholders’ equity	10,251	23,848	12,570	4,719	4,607	131	56,125
Deduct: Average allocated goodwill and other intangible assets1	716	1,090	1,258	2,884	100	0	6,047
Average allocated tangible shareholders’ equity	9,535	22,758	11,312	1,835	4,507	131	50,078
Post-tax return on average shareholders’ equity	6.5%	12.9%	2.4%	11.0%	(21.9%)	N/M	4.7%
Post-tax return on average tangible shareholders’ equity	7.0%	13.5%	2.7%	28.3%	(22.4%)	N/M	5.3%

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Nine months ended Sep 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	387	2,567	(114)	387	(1,784)	(662)	781
Profit (loss)	278	1,848	(82)	279	(1,284)	(642)	397
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	87	87
Profit (loss) attributable to DB shareholders and additional equity components	278	1,848	(82)	279	(1,284)	(729)	310
Profit (loss) attributable to additional equity components	54	125	59	10	37	0	286
Profit (loss) attributable to Deutsche Bank shareholders	224	1,723	(141)	268	(1,322)	(729)	24
Average allocated shareholders’ equity	9,953	22,815	11,414	4,780	6,484	(27)	55,420
Deduct: Average allocated goodwill and other intangible assets1	581	1,146	1,257	3,015	149	0	6,147
Average allocated tangible shareholders’ equity	9,372	21,669	10,157	1,765	6,335	(27)	49,272
Post-tax return on average shareholders’ equity	3.0%	10.1%	(1.6%)	7.5%	(27.2%)	N/M	0.1%
Post-tax return on average tangible shareholders’ equity	3.2%	10.6%	(1.8%)	20.3%	(27.8%)	N/M	0.1%

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

Adjusted post-tax return on average tangible shareholders’ equity (Group)

in € m. (unless stated otherwise)	Three months ended Sep 30, 2021	Three months ended Sep 30, 2020	Nine months ended Sep 30, 2021	Nine months ended Sep 30, 2020
Profit (loss) attributable to Deutsche Bank shareholders	166	191	1,982	24
Specific revenue items	(26)	(3)	(61)	(97)
Transformation charges	583	104	798	283
Impairment of goodwill / other intangibles	3	0	3	0
Restructuring & severance	38	243	219	515
Tax adjustments	(188)	(82)	(269)	(183)
of which: Tax effect of above adjustment items1	(168)	(96)	(269)	(197)
of which: Adjustments for share based payment related effects	1	24	0	(11)
of which: Adjustments for DTA valuation adjustments	(21)	(10)	0	25
Adjusted profit (loss) attributable to Deutsche Bank shareholders	576	452	2,672	544
Average allocated tangible shareholders' equity	50,893	48,822	50,078	49,272
Adjusted post-tax return on average tangible shareholders’ equity	4.5%	3.7%	7.1%	1.5%

1 Pre-tax adjustments taxed at a rate of 28%.

Core Bank

The Core Bank represents the Group excluding the Capital Release Unit (CRU).

in € m. (unless stated otherwise)	Three months ended Sep 30, 2021	Three months ended Sep 30, 2020	Nine months ended Sep 30, 2021	Nine months ended Sep 30, 2020
Profit (loss) before tax - Group	509	494	3,584	781
Profit (loss) before tax - CRU	(344)	(427)	(1,011)	(1,784)
Profit (loss) before tax - Core Bank	853	922	4,595	2,564

The following table presents the results of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2021	Three months ended Sep 30, 2020	Nine months ended Sep 30, 2021	Nine months ended Sep 30, 2020
Profit (loss) before tax	853	922	4,595	2,564
Profit (loss)	548	625	3,109	1,681
Profit (loss) attributable to noncontrolling interests	23	31	92	87
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	525	594	3,017	1,595
Profit (loss) attributable to additional equity components	102	85	280	249
Profit (loss) attributable to Deutsche Bank shareholders	423	509	2,738	1,346

Average allocated shareholders' equity	52,606	49,100	51,519	48,936
Deduct: Average allocated goodwill and other intangible assets	5,990	5,888	5,947	5,999
Average allocated tangible shareholders' equity	46,616	43,212	45,571	42,937
Post-tax return on average shareholders’ equity	3.2%	4.2%	7.1%	3.7%
Post-tax return on average tangible shareholders’ equity	3.6%	4.7%	8.0%	4.2%

Prior year segmental information presented in the current structure

The following table presents a reconciliation of Adjusted profit (loss) before tax of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2021	Three months ended Sep 30, 2020	Nine months ended Sep 30, 2021	Nine months ended Sep 30, 2020
Profit (loss) before tax	853	922	4,595	2,564
Specific revenue items	(29)	(6)	(63)	(99)
Transformation charges	570	66	760	162
Impairment of goodwill / other intangibles	3	0	3	0
Restructuring & severance	41	239	214	505
Adjusted profit (loss) before tax	1,437	1,221	5,509	3,133

Prior year segmental information presented in the current structure

The following table presents a reconciliation of adjusted post-tax return on average tangible shareholders’ equity of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2021	Three months ended Sep 30, 2020	Nine months ended Sep 30, 2021	Nine months ended Sep 30, 2020
Profit (loss) attributable to Deutsche Bank shareholders	423	509	2,738	1,346
Specific revenue items	(29)	(6)	(63)	(99)
Transformation charges	570	66	760	162
Impairment of goodwill / other intangibles	3	0	3	0
Restructuring & severance	41	239	214	505
Tax adjustments	(184)	(70)	(256)	(145)
of which: Tax effect of above adjustment items1	(164)	(84)	(256)	(159)
of which: Adjustments for share based payment related effects	1	24	0	(11)
of which: Adjustments for DTA valuation adjustments	(21)	(10)	0	25
Adjusted profit (loss) attributable to Deutsche Bank shareholders	824	739	3,395	1,769
Average allocated tangible shareholders' equity	46,616	43,212	45,571	42,937
Adjusted post-tax return on average tangible shareholders’ equity	7.1%	6.8%	9.9%	5.5%

Prior year segmental information presented in the current structure

1 Pre-tax adjustments taxed at a rate of 28%.

Transformation charges

Transformation charges are costs, included in adjusted costs, that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July   7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. The table represents the transformation charges by the respective cost category.

in € m.	Three months ended Sep 30, 2021	Three months ended Sep 30, 2020	Nine months ended Sep 30, 2021	Nine months ended Sep 30, 2020
Compensation and benefits	2	2	6	6
Information Technology	537	46	628	188
Professional services	9	6	25	13
Occupancy	33	47	135	67
Communication, data services, marketing	1	1	3	6
Other	2	2	2	3
Transformation charges	583	104	798	283

Adjusted costs

Adjusted costs is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. To show the development of our cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July   7, 2019, the Group also presents Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.

In addition, BNP Paribas and Deutsche Bank have signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas, and BNP Paribas reimburses Deutsche Bank for the eligible expenses of the transferred business. To show the development of our cost initiatives excluding not only transformation charges but also these eligible reimbursable expenses, the Group also presents Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance.

	Three months ended Sep 30,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	973	1,342	1,749	412	312	581	5,369
Impairment of goodwill and other intangible assets	3	0	0	0	0	0	3
Litigation charges, net	1	18	9	0	57	(0)	85
Restructuring and severance	10	11	16	4	(3)	(0)	38
Adjusted costs	960	1,313	1,724	408	257	581	5,243
Transformation charges	12	12	48	2	14	495	583
Adjusted costs ex. transformation charges	947	1,301	1,676	406	244	86	4,660
Expenses eligible for reimbursement related to Prime Finance							71
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							4,589

	Three months ended Sep 30,2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,028	1,357	1,861	354	384	199	5,183
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	15	(5)	2	(1)	6	2	20
Restructuring and severance	39	5	183	7	4	4	243
Adjusted costs	975	1,357	1,676	347	374	192	4,921
Transformation charges	15	21	8	1	38	23	104
Adjusted costs ex. transformation charges	960	1,336	1,668	347	336	170	4,816
Expenses eligible for reimbursement related to Prime Finance							89
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							4,728

Prior year segmental information presented in the current structure

	Nine months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,076	4,296	5,470	1,212	1,068	818	15,941
Impairment of goodwill and other intangible assets	3	0	0	0	0	0	3
Litigation charges, net	3	35	138	1	123	11	311
Restructuring and severance	53	42	103	10	5	6	219
Adjusted costs	3,018	4,219	5,230	1,202	939	801	15,408
Transformation charges	34	37	141	3	38	545	798
Adjusted costs ex. transformation charges	2,983	4,182	5,088	1,199	901	256	14,610
Expenses eligible for reimbursement related to Prime Finance							232
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							14,378

	Nine months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,243	4,162	5,738	1,127	1,574	344	16,189
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	95	(2)	79	(1)	16	12	199
Restructuring and severance	59	19	385	32	11	8	515
Adjusted costs	3,088	4,144	5,274	1,096	1,548	324	15,474
Transformation charges	44	62	73	1	121	(19)	283
Adjusted costs ex. transformation charges	3,044	4,082	5,201	1,095	1,426	342	15,191
Expenses eligible for reimbursement related to Prime Finance							278
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							14,913

Prior year segmental information presented in the current structure

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our business.

	Three months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,255	2,227	1,999	656	(36)	(106)	5,995
DVA - IB Other / CRU	0	(12)	0	0	(3)	0	(15)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	41	0	0	0	41
Revenues excluding specific items	1,255	2,239	1,958	656	(33)	(106)	5,969

	Three months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,255	2,364	2,036	563	(36)	(231)	5,950
DVA - IB Other / CRU	0	10	0	0	(2)	0	7
Change in valuation of an investment - FIC S&T	0	(10)	0	0	0	0	(10)
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	6	0	0	0	6
Revenues excluding specific items	1,255	2,365	2,029	563	(34)	(231)	5,947

Prior year segmental information presented in the current structure

	Nine months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net Revenues	3,798	7,718	6,195	1,919	21	136	19,786
DVA - IB Other / CRU	0	(37)	0	0	(3)	0	(39)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - Wealth Management	0	0	100	0	0	0	100
Revenues excluding specific items	3,798	7,755	6,094	1,919	24	136	19,725

	Nine months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net Revenues	3,920	7,394	6,162	1,631	(159)	(438)	18,510
DVA - IB Other / CRU	0	29	0	0	(1)	0	28
Change in valuation of an investment - FIC S&T	0	21	0	0	0	0	21
Sal. Oppenheim workout - Wealth Management	0	0	48	0	0	0	48
Revenues excluding specific items	3,920	7,344	6,114	1,631	(158)	(438)	18,413

Prior year segmental information presented in the current structure

Revenues on a currency adjusted basis

Revenues on a currency-adjusted basis is calculated by translating prior-period revenues that were generated in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes.

Adjusted profit (loss) before tax

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of our operating business.

	Three months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	292	861	158	193	(344)	(650)	509
Specific revenue items	0	12	(41)	0	3	0	(26)
Transformation charges	12	12	48	2	14	495	583
Impairment of goodwill / other intangibles	3	0	0	0	0	0	3
Restructuring & severance	10	11	16	4	(3)	(0)	38
Adjusted profit (loss) before tax	317	896	181	198	(330)	(155)	1,107

	Three months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	185	954	0	163	(427)	(381)	494
Specific revenue items	0	1	(6)	0	2	0	(3)
Transformation charges	15	21	8	1	38	23	104
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	39	5	183	7	4	4	243
Adjusted profit (loss) before tax	239	981	185	171	(383)	(354)	838

Prior year segmental information presented in the current structure

	Nine months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	772	3,396	417	556	(1,011)	(546)	3,584
Specific revenue items	0	37	(100)	0	3	0	(61)
Transformation charges	34	37	141	3	38	545	798
Impairment of goodwill / other intangibles	3	0	0	0	0	0	3
Restructuring & severance	53	42	103	10	5	6	219
Adjusted profit (loss) before tax	862	3,511	561	569	(965)	5	4,543

	Nine months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	387	2,567	(114)	387	(1,784)	(662)	781
Specific revenue items	0	(51)	(48)	0	1	0	(97)
Transformation charges	44	62	73	1	121	(19)	283
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	59	19	385	32	11	8	515
Adjusted profit (loss) before tax	490	2,598	296	421	(1,650)	(673)	1,483

Prior year segmental information presented in the current structure

Adjustments regarding BGH ruling on pricing agreements for Private Bank

In the second quarter of 2021, we introduced a pro-forma disclosure, which is a non-GAAP financial measure that excludes impacts related to a BGH ruling on pricing agreements from PB’s revenues and profit before tax. We introduced this disclosure to improve comparability of PB’s operational trends compared to the prior quarters. We also believe that negative impacts from the BGH ruling are temporary, as we expect that pricing agreements will be concluded with the majority of our clients by the end of the year.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2021
Net Revenues	1,999	6,195
BGH ruling on pricing agreements - impact of forgone revenues	94	188
of which: Private Bank Germany - BGH ruling on pricing agreements - impact of forgone revenues	93	186
Net revenues ex BGH ruling on pricing agreements	2,092	6,382
of which: Private Bank Germany net revenues ex BGH ruling on pricing agreements	1,289	3,927
Revenue specific items	(41)	(100)
Net revenues ex specific items ex BGH ruling on pricing agreements	2,052	6,282

Adjusted profit (loss) before tax	181	561
BGH ruling on pricing agreements - impact of forgone revenues	94	188
BGH ruling - impact of additional adjusted costs	0.4	0.4
BGH ruling on pricing agreements - litigation charges	1	129
Adjusted profit (loss) before tax ex. BGH ruling on pricing agreements	276	878
Adjusted profit (loss) ex. BGH ruling on pricing agreements	199	633
Profit (loss) attributable to noncontrolling interests	–	–
Profit (loss) attributable to additional equity components	25	70
Adjusted Profit (loss) attributable to Deutsche Bank shareholders excluding BGH ruling on pricing agreements	174	563
Average allocated tangible shareholders' equity	11,397	11,312
Adjusted post-tax RoTE ex BGH ruling on pricing agreements (in %)	6.1%	6.6%
Reported post-tax RoTE (in %)	3.1%	2.7%

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € bn. (unless stated otherwise)	Sep 30, 2021	Dec 31, 2020
Total assets	1,327	1,325
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	220	266
Deduct: Derivatives cash collateral received / paid	62	83
Deduct: Securities Financing Transactions credit line netting	1	1
Deduct: Pending settlements netting	41	12
Net assets (adjusted)	1,003	962

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2021	Dec 31, 2020
Total shareholders’ equity (Book value)	57,402	54,774
Goodwill and other intangible assets1	(5,990)	(5,997)
Tangible shareholders’ equity (Tangible book value)	51,412	48,777

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2021	Dec 31, 2020
Number of shares issued	2,066.8	2,066.8
Treasury shares	(1.7)	(1.3)
Vested share awards	29.9	38.6
Basic shares outstanding	2,095.0	2,104.1

Book value per basic share outstanding in €	27.40	26.03
Tangible book value per basic share outstanding in €	24.54	23.18

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.

We present in this report certain figures based on the CRR definition of own fund instruments applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For CET   1 instruments we do not make use of transitional provisions.

Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011 that no longer qualify as AT1 or T2 instruments under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 30 % in 2019, 20 % in 2020 and 10 % in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012). The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities are grandfathered until December 31, 2021, and AT1 and T2 instruments that do not meet certain new requirements that apply since June 27, 2019 grandfathered until June 26, 2025. Instruments issued under UK law which do not fulfil all CRR requirements after the UK has left the European Union are also excluded from our fully loaded definition. Our CET 1 and RWA figures show no difference between CRR/CRD as currently applicable and fully loaded CRR/CRD based on our definition of “fully loaded”.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

Imprint

Deutsche Bank
Aktiengesellschaft

Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations
+49 800 910-8000
db.ir@db.com

AGM Hotline:
+49 6196 8870 704

Publication
Published on October 27, 2021

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 12, 2021 under the heading “Risk Factors”.